EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

PARADIGM GENETICS, INC., TISSUEINFORMATICS.INC AND THE

INDEMNIFICATION REPRESENTATIVE

Dated as of January 29, 2004

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3.23	Additional Tax Matters	25
3.24	Certain Business Practices	26
3.25	Customers and Suppliers; Effect of Transaction	26
3.26	Government Contracts	26
3.27	Interested Party Transactions	26
3.28	Books and Records	26
3.29	Brokers	27
3.30	Disclosure	27

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		27

4.1	Organization and Qualification	27
4.2	Subsidiaries	27
4.3	Capital Structure	27
4.4	Authority; No Conflict; Required Filings	28
4.5	SEC Filings; Financial Statements	29
4.6	Board Approval; Required Vote	29
4.7	Financial Statements and Information	30
4.8	Absence of Undisclosed Liabilities	30
4.9	Absence of Certain Changes or Events	30
4.10	Compliance with Laws	30
4.11	Litigation	31
4.12	Restrictions on Business Activities; Material Agreements	31
4.13	Intellectual Property	31
4.14	Customers and Suppliers; Effect of Transaction	32
4.15	Government Contracts	32

ARTICLE V CONDUCT OF BUSINESS PENDING THE MERGER		33

5.1	Conduct of Business Pending the Merger	33

ARTICLE VI ADDITIONAL AGREEMENTS		35

6.1	Stockholder Approval	35
6.2	Access to Information; Confidentiality; Ongoing Negotiations	36
6.3	Reasonable Efforts; Further Assurances	36
6.4	Company Options; Company Warrants	37
6.5	Reorganization	37
6.6	Notification of Certain Matters	37
6.7	Quotation on the Nasdaq National Market	38
6.8	Public Announcements	38
6.9	Interim Financial Statements	38

ARTICLE VII CONDITIONS OF MERGER		38

7.1	Conditions to Obligation of Each Party to Effect the Merger	38
7.2	Additional Conditions to Obligations of Parent	39
7.3	Additional Conditions to Obligations of the Company	41

ARTICLE VIII INDEMNIFICATION		41

8.1	Indemnification	41

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8.2	Method of Asserting Claims	42
8.3	Survival	44
8.4	Limitations	44
8.5	Indemnification Representative	45

ARTICLE IX LOCK-UP; REGISTRATION		46

9.1	Lock-Up Agreement	46
9.2	Registration of Shares	46
9.3	Limitations on Registration Rights	46
9.4	Registration Procedures	47
9.5	Company Stockholder Requirements	48
9.6	Parent Indemnification	48
9.7	Assignment of Rights	48

ARTICLE X TERMINATION, AMENDMENT AND WAIVER		48

10.1	Mutual Termination	48
10.2	Termination by Parent	49
10.3	Termination by the Company	49
10.4	Termination by Either Party	50
10.5	Effect of Termination	50
10.6	Break-Fees and Expenses	50
10.7	Amendment	51
10.8	Waiver	51

ARTICLE XI GENERAL PROVISIONS		51

11.1	Notices	51
11.2	Severability	52
11.3	Entire Agreement	52
11.4	Assignment	52
11.5	Parties in Interest	53
11.6	Failure or Indulgence Not Waiver; Remedies Cumulative	53
11.7	Governing Law; Enforcement	53
11.8	Counterparts	53

SCHEDULES

SCHEDULE 1	Key Employees

EXHIBITS

EXHIBIT A	Form of Voting Agreement
EXHIBIT B	Form of Certificate of Merger
EXHIBIT C	Form of Escrow Agreement
EXHIBIT D	Milestone Events
EXHIBIT E	Form of Key Employee Agreement
EXHIBIT F	Form of Lock-up Agreement
EXHIBIT G	Form of Release and Waiver

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AGREEMENT AND PLAN OF MERGER (this “Agreement”), made and entered into as of January 29, 2004 by and among Paradigm Genetics, Inc., a Delaware corporation (“Parent”), TissueInformatics.Inc, a Delaware corporation (the “Company”) and TVM V Life Science Ventures GmbH & Co., as the indemnification representative of the Company Stockholders (the “Indemnification Representative”). Parent, the Company and the Indemnification Representative are sometimes referred to herein each individually as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Boards of Directors of Parent and the Company have each declared it to be advisable and in the best interests of each corporation and their respective stockholders that Parent and the Company combine in order to advance their long-term business interests;

WHEREAS, the Boards of Directors of Parent and the Company have each approved this Agreement and the merger of the Company with and into Parent (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the terms and conditions set forth herein;

WHEREAS, as a condition to the willingness of, and an inducement to Parent to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, each Stockholder who will receive four percent (4%) or more of the Merger Shares pursuant to this Agreement (a “Key Stockholder”) is entering into a voting agreement in substantially the form of Exhibit A attached hereto (the “Voting Agreements”); and

WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

“Affiliate” means a Person that, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Merger Consideration” means up to 6,500,000 shares of Parent Common Stock to be issued by Parent to the Company Stockholders and holders of Company Options and Company Warrants pursuant to the terms and conditions of this Agreement; provided, however, that if the Average Stock Price at Signing exceeds $1.54 per share, the number of shares constituting Aggregate Merger Consideration shall be reduced to a number of shares of Parent Common Stock having an aggregate value of $10 million at Signing, determined by dividing $10 million by the Average Stock Price at Signing; and, provided, further, that if the penalties (apart from repayment of principal and royalties) arising from the Ben Franklin Technology Center of

Western Pennsylvania grant and the Pittsburgh Biomedical Development Corporation grant are not reduced to an amount deemed satisfactory to Parent as indicated by written acceptance of Parent, the number of shares constituting Aggregate Merger Consideration shall be reduced by a number of shares of Parent Common Stock having a value equal to the unaccepted penalties, determined by dividing the total of such unaccepted penalties by either $1.54 or the Average Stock Price at Signing, whichever is applicable; and, provided, further, that if the termination fee owed to Molecular Diagnostics, Inc. for termination of the contract by the Company is not waived by Molecular Diagnostics, Inc. in writing, the number of shares constituting Aggregate Merger Consideration shall be reduced by a number of shares of Parent Common Stock having a value equal to the termination fee, determined by dividing the termination fee by either $1.54 or the Average Stock Price at Signing, whichever is applicable.

“Applicable Distribution Date” means a date that is ten (10) business days after the reasonable determination by Parent that a respective Milestone is satisfied.

“Average Stock Price at Signing” means the average of the closing (4:00 p.m.) sale prices of Parent Common Stock as quoted on the Nasdaq National Market for each of the ten (10) consecutive trading days ending on the trading day immediately preceding the Signing as reported by Bloomberg.

“Bloomberg” means Bloomberg Professional Services provided by Bloomberg L.P.

“Business Day” means any day other than a day on which the Nasdaq National Market is closed.

“Closing Shares” means the lesser of (i) 3,389,368 shares of Parent Common Stock and (ii) 52.1% of the Aggregate Merger Consideration, as adjusted, to be issued by Parent to the Company Stockholders and the Escrow Agent pursuant to the terms and conditions of this Agreement at the Closing.

“Company Capital Stock” means any shares of Company Common Stock, Company Preferred Stock or other shares of capital stock of the Company that are issued and outstanding immediately prior to the Effective Time.

“Company Common Stock” means any shares of the common stock, $.001 par value per share, of the Company.

“Company Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets, condition (financial or otherwise), results of operations, intellectual property or prospects of the Company.

“Company Options” means any outstanding options to purchase Company Common Stock under the Company Option Plan issued to employees or directors of, or consultants or advisors to, the Company pursuant to the terms of the Company Option Plan that are outstanding immediately prior to the Effective Time.

“Company Option Plan” means the Company’s 2001 Stock Option Plan.

“Company Preferred Stock” means the Series A Preferred Stock and the Series B Preferred Stock, collectively.

“Company Stockholders” means all holders of Company Capital Stock immediately prior to the Effective Time.

“Company Warrants” means all warrants to purchase shares of Company Capital Stock that are outstanding immediately prior to the Effective Time.

“Confidentiality Agreement” means that confidentiality and non-disclosure agreement between the Company and Parent dated January 14, 2003.

“Equitable Exceptions” means (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally; (ii) general equitable principles (whether considered in a proceeding in equity or at law); (iii) an implied covenant of good faith and fair dealing; and (iv) the extent that any provision relating to indemnity and/or contribution is contrary to law or public policy as interpreted or applied by any court or governmental agency.

“Escrow Agent” means Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or any other escrow agent mutually acceptable to the Parties.

“Escrow Agreement” means the Escrow Agreement, dated the Closing Date, in substantially the form attached as Exhibit C, among the Escrow Agent, Parent and the Indemnification Representative.

“Escrow Fund” means the fund of Escrow Shares maintained by the Escrow Agent.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means American Stock Transfer & Trust Company or any other exchange agent mutually acceptable to the Parties.

“First Milestone” has the meaning set forth on Exhibit D hereto.

“First Milestone Shares” means up to the lesser of (a) 786,290 shares of Parent Common Stock or (b) 12.1% of the Aggregate Merger Consideration, as adjusted, the exact number of which shall be determined as set forth on Exhibit D hereto.

“Governmental Authority” means any government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, whether federal, state, local or foreign.

“Lien” means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Merger Shares” means the Closing Shares and the Milestone Shares, collectively.

“Milestone Shares” means all First Milestone Shares, Second Milestone Shares and Third Milestone Shares, collectively, that are actually issued by Parent to the Company Stockholders pursuant to the terms of this Agreement.

“Non-Solicitation Agreement” means that non-solicitation agreement between the Company and Parent effective December 22, 2003.

“Parent Common Stock” means any shares of common stock, $.01 par value per share, of Parent.

“Parent Material Adverse Effect” means any change, event or effect that is materially adverse to the business, assets, condition (financial or otherwise), results of operations, intellectual property or prospects of Parent.

“SEC” means the United States Securities and Exchange Commission.

“Second Milestone” has the meaning set forth on Exhibit D hereto.

“Second Milestone Shares” means up to the lesser of (a) 1,048,387 shares of Parent Common Stock and (b) 16.1% of the Aggregate Merger Consideration, as adjusted, the exact number of which shall be determined as set forth on Exhibit D.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the shares of Series A Convertible Preferred Stock, $.001 par value per share, of the Company.

“Series B Preferred Stock” means the shares of Series B Convertible Preferred Stock, $.001 par value per share, of the Company.

“Signing” means the date of execution of this Agreement as set forth above.

“Subsidiary” or “Subsidiaries” of the Company, Parent, the Surviving Corporation or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock or controls, directly or indirectly, 50% or more of the voting power.

“Tax” or “Taxes” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for Taxes of a predecessor entity.

“Tax Return” means any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes.

“Third Milestone” has the meaning set forth on Exhibit D hereto.

“Third Milestone Shares” means up to the lesser of (a) 1,048,387 shares of Parent Common Stock and (b) 16.1% of the Aggregate Merger Consideration, as adjusted, the exact number of which shall be determined as set forth on Exhibit D.

“To the knowledge of the Company”, or words of similar effect, means the actual knowledge of the executive officers of the Company, as well as any other knowledge which such executive officers would have possessed had they made reasonable inquiry of appropriate employees and agents of the Company with respect to the matter in question.

“To the knowledge of Parent”, or words of similar effect, means the actual knowledge of the executive officers of Parent, as well as any other knowledge which such executive officers would have possessed had they made reasonable inquiry of appropriate employees and agents of Parent with respect to the matter in question.

Other terms in the Agreement as defined in the following subsections:

“Agreement”	Preamble
“Certificate of Merger”	2.3
“Closing”	2.2
“Closing Date”	2.2
“Code”	Preamble
“Common Stock Exchange Ratio”	2.7	(a)
“Company”	Preamble
“Company Certificate(s)”	2.7	(d)
“Company Disclosure Schedule”	3
“Company Employee Plans”	3.16	(a)
“Company Intellectual Property”	3.20	(a)
“Company Material Contracts”	3.9	(a)
“Company Most Recent Balance Sheet”	3.6
“Company Most Recent Balance Sheet Date”	3.6
“Company Stipulated Expenses”	10.6	(b)
“Compensated Person”	8.1
“Damages”	8.1
“Demand”	8.2	(a)
“DGCL”	Preamble
“Disputed Claim”	8.2	(c)
“Dissenting Shares”	2.11	(a)
“Effective Time”	2.3
“Election to Defend”	8.2	(d)
“Eligible Holder”	8.2	(e)
“Environment”	3.21	(g)
“Environmental Law”	3.21	(g)

“ERISA Affiliate”	3.16	(a)
“Escrow Shares”	2.12
“Exchange Act”	2.11	(a)
“GAAP”	3.6
“Indemnification Representative”	8.5
“Indemnity Notice Period”	8.2	(b)
“Information Statement”	6.1	(a)
“Initial Shares”	2.12
“Insurance Policies”	3.19	(a)
“Interim Financial Statements”	6.9
“Interim Period”	5.1	(a)
“IRS”	3.16	(b)
“Key Stockholders”	Preamble
“Lock-up Period”	9.1
“Material Permits”	3.11	(a)
“Materials of Environmental Concern”	3.21	(g)
“Merger”	Preamble
“Notice of Third Party Claim”	8.2	(d)
“Parent”	Preamble
“Parent Financial Statements”	4.5	(b)
“Parent Intellectual Property”	4.13	(a)
“Parent Most Recent Balance Sheet”	4.7
“Parent Most Recent Balance Sheet Date”	4.7
“Parent Preferred Stock”	4.3	(a)
“Parent SEC Reports”	4.5	(a)
“Parent Stipulated Expenses”	10.6	(a)
“Parties”	Preamble
“Party”	Preamble
“Person”	2.11	(a)
“Pro Rata Share”	8.2	(b)
“Registration Statement”	9.2
“Release”	3.21	(g)
“Requisite Stockholder Approval”	3.4	(a)
“Section 262”	2.11	(a)
“Series A Exchange Ratio”	2.7	(b)
“Series B Exchange Ratio”	2.7	(c)
“Stipulated Value”	8.4	(a)
“Surviving Corporation”	2.1
“Termination Fee”	10.6	(a)
“Third Party Claims”	8.1	(b)
“Third Party Intellectual Property”	3.20	(e)
“Undisputed Portion”	8.2	(b)
“USPTO”	3.20	(c)
“Voting Agreements”	Preamble

ARTICLE II

THE MERGER

2.1 The Merger. At the Effective Time (as defined in Section 2.3), in accordance with the DGCL and the terms and conditions of this Agreement, the Company shall be merged with and into Parent. From and after the Effective Time, the separate corporate existence of the Company shall cease and Parent, as the surviving corporation in the Merger, shall continue its existence under the DGCL. Parent as the surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated by this Agreement abandoned pursuant to the provisions of Article X, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII, the closing of the Merger and other transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. (eastern standard time) on a date to be mutually agreed upon by the Parties (the “Closing Date”), which date shall be no later than the second Business Day (as defined below) after all the conditions set forth in Article VII (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall have been satisfied or waived in accordance with Section 10.8, unless another time and/or date is agreed to in writing by the Parties. The Closing shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. in Boston, Massachusetts.

2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date or as soon thereafter as is practicable the Parties shall cause the Merger to become effective by executing and filing in accordance with the DGCL a certificate of merger with the Secretary of State of the State of Delaware in substantially the form of Exhibit B attached hereto (the “Certificate of Merger”), the date and time of such filing, or such later date and time as may be agreed upon by the Parties and specified therein, being hereinafter referred to as the “Effective Time.”

2.4 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, properties, rights, privileges, immunities, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. From and after the Effective Time and without further action on the part of the Parties, the Certificate of Incorporation and Bylaws of Parent immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with the respective terms thereof.

2.6 Directors and Officers. The directors and officers of Parent immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving

Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and Bylaws.

2.7 Conversion of Company Stock at Closing. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of the following securities:

(a) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled and retired pursuant to Section 2.8 and any Dissenting Shares (as defined in Section 2.11)) shall be converted automatically into the right to receive that number of fully paid and non-assessable Closing Shares equal to the Common Stock Exchange Ratio. For purposes of this Agreement, the “Common Stock Exchange Ratio” shall initially be .0851855 subject to adjustment as set forth in Section 2.10 or in the event the Aggregate Merger Consideration is reduced as set forth in such definition of Aggregate Merger Consideration.

(b) Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Series A Preferred Stock to be canceled and retired pursuant to Section 2.8 and any Dissenting Shares) shall be converted automatically into the right to receive that number of fully paid and non-assessable Closing Shares equal to the Series A Exchange Ratio. For purposes of this Agreement, the “Series A Exchange Ratio” shall initially be .0523433 subject to adjustment as set forth in Section 2.10 or in the event the Aggregate Merger Consideration is reduced as set forth in such definition of Aggregate Merger Consideration.

(c) Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Series B Preferred Stock to be canceled and retired pursuant to Section 2.8 and any Dissenting Shares) shall be converted automatically into the right to receive that number of fully paid and non-assessable Closing Shares equal to the Series B Exchange Ratio. For purposes of this Agreement, the “Series B Exchange Ratio” shall initially be .1840393, subject to adjustment as set forth in Section 2.10 or in the event the Aggregate Merger Consideration is reduced as set forth in such definition of Aggregate Merger Consideration.

(d) From and after the Effective Time, all shares of Company Capital Stock (other than any shares of Company Capital Stock to be canceled and retired pursuant to Section 2.8 and any Dissenting Shares) shall be deemed canceled and shall cease to exist, and each holder of a certificate which previously represented any such share of Company Capital Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”) shall cease to have any rights with respect thereto except as set forth herein or under applicable law.

2.8 Cancellation of Shares. Immediately prior to the Effective Time, each share of Company Capital Stock either held in the Company’s treasury or owned by Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company, shall be canceled and extinguished without any conversion thereof or payment therefor.

2.9 Company Options; Warrants. At the Effective Time:

(a) Each outstanding and unexercised Company Option under the Company Option Plan, by virtue of the Merger and without any action on the part of the holder thereof, shall be assumed by Parent in accordance with its terms (as in effect as of the date of this Agreement) of such Company Option Plan under which such Company Option was issued and the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each such assumed Company Option shall be equal to the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock; and (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each such assumed Company Option shall be determined by dividing the exercise price per share of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Common Stock Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent, and all restrictions on the exercise of each such assumed Company Option shall continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each such assumed Company Option shall, in accordance with its terms, be subject to further adjustment as set forth in Section 2.10 and such number of shares of Parent Common Stock and the per share exercise price of each Company Option shall be further adjusted by adding the Milestone Shares as set forth in Section 2.14 and adjusting the exercise price of such Company Option. The Company and Parent shall take all action that may be necessary (under the Company Stock Plan and otherwise) to effectuate the provisions of this Section 2.9(a).

(b) Each outstanding and unexercised Company Warrant, by virtue of the Merger and without any action on the part of the holder thereof, shall be assumed by Parent in accordance with the warrant certificate by which such Company Warrant is evidenced. All rights with respect to Company Common Stock under Company Warrants shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time, (i) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each such assumed Company Warrant shall be equal to the number of shares of Company Common Stock that were subject to such Company Warrant immediately prior to the Effective Time multiplied by the Common Stock Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock; and (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each such assumed Company Warrant shall be determined by dividing the exercise price per share of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Common Stock Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent, and all restrictions on the exercise of each such assumed Company Warrant shall continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that each such assumed Company

Warrant shall, in accordance with its terms, be subject to further adjustment as set forth in Section 2.10 and such number of shares of Parent Common Stock and the per share exercise of each Company Warrant shall be further adjusted by adding the Milestone Shares as set forth in Section 2.14 and adjusting the exercise price of such Company Warrant. The Company and Parent shall take all action that may be necessary to effectuate the provisions of this Section 2.9(b).

2.10 Adjustments to Exchange Ratios. Notwithstanding any other provision of this Agreement, the Common Stock Exchange Ratio, Series A Exchange Ratio and Series B Exchange Ratio shall be adjusted, at any time and from time to time, to fully reflect the effect of any stock split, reverse split, stock dividend (including, without limitation, any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock, as the case may be), reorganization, recapitalization or other like change with respect to Parent Common Stock or, if permitted by the terms of Section 5.1, Company Capital Stock (including any lapsing of Company Options or repurchase of Company Capital Stock), as the case may be, occurring during the Interim Period (as defined in Section 5.1) or following the Effective Time during the time periods provided on Exhibit D for achievement of the Milestones.

2.11 Dissenters Rights.

(a) Notwithstanding any other provision in this Agreement to the contrary, shares of Company Capital Stock outstanding immediately prior to the Effective Time that are held by any “Person” (as defined in Section 13(a)(9) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), who (i) has not voted such shares in favor of adoption of this Agreement and the Merger; and (ii) properly demands appraisal of such shares pursuant to, and in compliance with, Section 262 of the DGCL (“Section 262”) (such shares, the “Dissenting Shares”) shall not be converted into the right to receive Merger Shares, but rather the holders of Dissenting Shares shall be entitled only to payment of the fair market value of such Dissenting Shares in accordance with Section 262; provided, however, that if any such holder fails to perfect or otherwise waives, withdraws or loses the right to seek appraisal under Section 262, then such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive the Closing Shares as provided in Section 2.7 and shall have an interest in the Milestone Shares as provided in Section 2.14.

(b) The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Capital Stock and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.12 Escrow of Merger Shares. The Company Stockholders immediately prior to the Effective Time shall be entitled to receive eighty percent (80%) of the Closing Shares into which the shares of Company Capital Stock held by each of them were converted pursuant to Section 2.7, rounded to the nearest whole number, upon delivery of the certificates representing such shares of Company Capital Stock to Parent (the “Initial Shares”). The remaining twenty percent (20%) of the Closing Shares into which the shares of Company Capital Stock held by each of them were converted pursuant to Section 2.7 shall be deposited into the Escrow Fund. In addition, twenty percent (20%) of any Milestone Shares subsequently issued to the Company Stockholders shall be deposited into the Escrow Fund. The Closing Shares and Milestone Shares so deposited in the Escrow Fund shall collectively be called the “Escrow Shares”, and such Escrow Shares shall be held and disposed of pursuant to the terms of the Escrow Agreement attached hereto as Exhibit C. The Escrow Shares shall be held in the Escrow Fund for a minimum period of two (2) years, subject to extension if a claim is pending pursuant to the provisions of Article VIII hereof. At the Closing, and pursuant to the terms of the Escrow Agreement attached hereto as Exhibit C, Parent shall deposit with the Escrow Agent a certificate representing the Escrow Shares for the purpose of securing the obligations of the Company Stockholders as set forth in Article VIII hereof. The Escrow Shares shall be disbursed only in accordance with the terms of the Escrow Agreement and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any Person. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall be deemed to constitute the approval of the Escrow Agreement and all of the arrangements relating thereto.

2.13 No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Company Certificates for exchange, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Company Certificates delivered by such holder) shall receive from Parent, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Common Stock Exchange Ratio, the Series A Exchange Ratio or the Series B Exchange Ratio, as applicable.

2.14 Milestone Shares. On each Applicable Distribution Date, by virtue of the Merger, if First, Second or Third Milestone Shares are earned based on achievement of the milestones set forth on the attached Exhibit D:

(a) For achievement of the First Milestone, each share of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock that was outstanding immediately prior to the Effective Time and each Company Option and Company Warrant that was outstanding immediately prior to the Effective Time and subsequently exercised (to the extent so exercised) will be entitled to receive the number of First Milestone Shares as calculated by the conversion ratios set forth on Exhibit D attached hereto, each respective ratio subject to adjustment as set forth in Section 2.10 or in the event the Aggregate Merger Consideration is reduced as set forth in such definition of Aggregate Merger Consideration.

(b) For achievement of the Second Milestone, each share of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock that was outstanding immediately prior to the Effective Time and each Company Option and Company Warrant that was outstanding immediately prior to the Effective Time and subsequently exercised (to the extent so exercised) will be entitled to receive the number of Second Milestone Shares as calculated by the conversion ratios set forth on Exhibit D attached hereto, each respective ratio subject to adjustment as set forth in Section 2.10 or in the event the Aggregate Merger Consideration is reduced as set forth in such definition of Aggregate Merger Consideration.

(c) For achievement of the Third Milestone, each share of Company Common Stock, Series A Preferred Stock and Series B Preferred Stock that was outstanding immediately prior to the Effective Time and each Company Option and Company Warrant that was outstanding immediately prior to the Effective Time and subsequently exercised (to the extent so exercised) will be entitled to receive the number of Third Milestone Shares as calculated by the conversion ratios set forth on Exhibit D attached hereto, each respective ratio subject to adjustment as set forth in Section 2.10 or in the event the Aggregate Merger Consideration is reduced as set forth in such definition of Aggregate Merger Consideration.

2.15 Exchange Procedures.

(a) Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as Exchange Agent in the Merger.

(b) Parent to Provide Common Stock. When and as needed, Parent shall make available to the Exchange Agent for exchange through such procedures as Parent may reasonably adopt, sufficient shares of Parent Common Stock to be exchanged pursuant to Section 2.7 of the Agreement; provided, however, that the Escrow Shares shall be kept by the Escrow Agent in accordance with Section 2.12 and distributed in accordance with the terms of the Escrow Agreement.

(c) Exchange of Shares. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Company Preferred Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 2.7, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and instructions for use in effecting the surrender of the Company Certificates in exchange for certificates representing Initial Shares of Parent Common Stock. Upon surrender of a Company Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Company Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole Initial Shares of Parent Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.13, and the Certificate so surrendered shall forthwith be canceled. Any right of the Company Stockholder to receive Escrow Shares shall be determined in accordance with the provisions of the Escrow Agreement. Until so surrendered or the right to appraisal under Section 262 has been perfected, each outstanding Company Certificate that, prior to the Effective Time, represented shares of Company Common Stock or Company Preferred Stock shall be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the number of full shares of Parent Common Stock into which the holder of such shares of Company Common Stock or Company Preferred Stock is entitled and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.13. Any portion of the shares of Parent Common Stock deposited with the Exchange Agent which remains undistributed to the Company Stockholders for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of shares of Company Common Stock or Company Preferred Stock who have not theretofore complied with this Section 2.15(c) shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock to which such holders may be then entitled.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered shares of Company Common Stock or Company Preferred Stock with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to applicable law, following surrender of any such Company Certificate, there shall be paid to the record holder a Certificate representing the whole number of Initial Shares of Parent Common Stock to be issued in exchange therefor, without interest, at the time of such surrender, any cash in lieu of fraction shares of Parent Common Stock and any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole number of shares of Parent Common Stock.

(e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Company Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Company Stockholder requesting such exchange shall have paid to Parent, or any agent designated by it, any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the reasonable satisfaction of Parent or any agent designated by it that such tax has been paid or is otherwise not payable.

2.16 No Liability. Notwithstanding any other provision of this Agreement, none of the Exchange Agent, Parent or the Surviving Corporation shall be liable to a Company Stockholder for any shares of Parent Common Stock or any amount of cash properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.17 Taking of Necessary Action; Further Action. If, at any time and from time to time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Corporation full right, title and possession of all assets, properties, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation shall be and are fully authorized and directed, in the name of and on behalf of the Company to take, or cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule provided by the Company to Parent on the date hereof and accepted in writing by Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent that the statements contained in this Article III are true, complete and correct as of the date hereof or the dates specified in such representations and warranties. The Company Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III.

3.1 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Delaware. The Company is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate and tax good standing in each jurisdiction as listed in Section 3.1(a) of the Company Disclosure Schedule, which is a complete list of all such jurisdictions where the character of the properties and other assets owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not have a Company Material Adverse Effect.

(b) The Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Company has delivered to Parent true, complete and correct copies of its Certificate of Incorporation and Bylaws, each as amended to date. The Company is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws.

3.2 Subsidiaries. The Company does not have any Subsidiaries.

3.3 Capital Structure.

(a) The authorized Company Capital Stock consists of (i) 38,037,000 shares of Company Common Stock; and (ii) 29,886,650 shares of Company Preferred Stock.

(b) As of the date hereof: (i) 3,338,222 shares of Company Common Stock are issued and outstanding; (ii) 9,886,650 shares of Company Preferred Stock have been designated as Series A Preferred Stock, all of which shares are issued and outstanding; (iii) 20,000,000 shares of Company Preferred Stock have been designated as Series B Preferred Stock, of which 14,059,500 shares are issued and outstanding; no shares of Company Common Stock are held in the treasury of the Company; (iv) 2,785,741 shares of Company Common Stock are reserved for issuance upon exercise of issued and outstanding Company Options pursuant to the Company Option Plan and 1,990,587 shares of Company Common Stock are reserved for future issuance pursuant to the Company Option Plan; and (v) 10,000 shares of Company Common Stock are duly reserved for issuance upon exercise of outstanding Company Warrants. Except as described above, as of the date hereof, there are no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, reserved for issuance or otherwise outstanding. Section 3.3(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of all holders of Company Capital Stock indicating the number and class or series of Company Capital Stock held by each of them and, for holders of Company Preferred Stock, the number of shares of Company Common Stock (if any) into which such Company Preferred Stock is convertible. No more than thirty-five (35) Company Stockholders are unaccredited investors.

(c) Section 3.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of the holders of all Company Options and Company Warrants, including: (i) the number and class of Company Capital Stock subject to each such Company Option or Company Warrant; (ii) the date of grant; (iii) the exercise price; (iv) the vesting schedule, as applicable, and expiration date; and (v) any other material terms, including, without limitation, any terms regarding the acceleration of vesting.

(d) All outstanding shares of Company Capital Stock are, and all shares which may be issued pursuant to the Company Options and Company Warrants, will be, when issued against payment therefore in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any kind of preemptive, subscription or of similar rights, and were or will be issued in compliance in all material respects with all applicable federal and state securities laws.

(e) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which the Company Stockholders may vote. Except as described in subsection (b) above, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which the Company is a party or bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. The Company is not subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan or capital contribution) to or in any Person.

(f) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other security or equity interest of the Company or to cause the Company to file a registration statement under the Securities Act, or which otherwise relate to the registration of any securities of the Company.

(g) Except for the Voting Agreements and as set forth in Section 3.3(g) of the Company Disclosure Schedule, there are no voting trusts, proxies or other agreements, arrangements, commitments or understandings of any character to which the Company or, to the knowledge of the Company, any of the Company Stockholders, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company.

3.4 Authority; No Conflict; Required Filings.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate action on the part of the Company and no other corporate proceedings are necessary other than, with respect to the Merger, (A) the approval and adoption of this Agreement by the affirmative vote each of (i) the holders of a majority of the outstanding Company Common Stock and the outstanding Company Preferred Stock, voting as a single class and (ii) the holders of two-thirds of the outstanding shares of Series B Preferred Stock voting separately as a single class in accordance with the DGCL and the Company’s Certificate of Incorporation (the “Requisite Stockholder Approval”) and (B) the satisfaction of the conditions of the Merger as set forth in Article VII.

(b) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject only to Equitable Exceptions.

(c) The execution and delivery of this Agreement do not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or require the consent of any Person to, or result in the creation of any Liens in or upon any of the properties or other assets of the Company under any provision of: (i) the Certificate of Incorporation and Bylaws of the Company; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to the Company or by which any of its properties or assets may be bound or affected; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company is a party or by which any of their respective properties or assets may be bound or affected, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to (I) result in a Company Material Adverse Effect, (II) impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis or (III) result in a liability or loss to the Surviving Corporation in excess of $25,000.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL; and (ii) such consents, approvals, orders or authorizations, or registrations, declarations or filings which, if not obtained or made, would not reasonably be expected to (A) result in a Company Material Adverse Effect; (B) impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis; or (C) result in a liability or loss to the Surviving Corporation in excess of $25,000.

3.5 Board Approval; Required Vote.

(a) The Board of Directors of the Company has, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement; (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company Stockholders; (iii) resolved to recommend to the Company Stockholders (A) the approval of the Merger and the other transactions contemplated hereby and (B) the approval and adoption of this Agreement; and (iv) directed that this Agreement be submitted to the Company Stockholders for their approval and adoption.

(b) The Requisite Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement, the Merger or the other transactions contemplated hereby.

3.6 Financial Statements and Information. The Company has previously delivered to Parent true, complete and correct copies of its (i) audited balance sheet as of and for December 31, 2002 and the related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal year then ended; and (ii) unaudited consolidated balance sheet as of December 31, 2003, with the audited version to follow, (the “Company Most Recent Balance Sheet Date”) (including the notes thereto, the “Company Most Recent Balance Sheet”), and the related consolidated statements of income, changes in stockholders’ equity, and cash flow as of the Company Most Recent Balance Sheet Date. Such financial statements and notes: (i) fairly present the consolidated financial condition and the results of operations, changes in stockholders’ equity and cash flow of the Company as of the respective dates of and for the periods referred to in such financial statements, all in accordance with generally accepted accounting principles (“GAAP”), subject, in the case of interim financial statements, to normal recurring and non-material year-end adjustments; (ii) contain and reflect all necessary adjustments, accruals, provisions and allowances for a fair presentation of its financial condition and the results of its operations for the periods covered by such financial statement; (iii) to the extent applicable, contain and reflect adequate provisions for all reasonably anticipated liabilities for all Taxes with respect to the periods then ended and all prior periods; and (iv) with respect to contracts and commitments for the sale of goods or the provision of services by the Company, contain and reflect adequate reserves for all reasonably anticipated losses and costs and expenses in excess of expected receipts. The financial statements referred to in this Section 3.6 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

3.7 Absence of Undisclosed Liabilities. The Company does not have any material liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, other than: (i) liabilities reflected or reserved against on the Company Most Recent Balance Sheet; and (ii) liabilities or obligations incurred since the Company Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice in both type and amount.

3.8 Absence of Certain Changes or Events. Since the Company Most Recent Balance Sheet Date, the Company has conducted its business only in the ordinary course of business consistent with past practice, and there has not been: (i) any action, event or occurrence which has had, or would reasonably be expected to result in, a Company Material Adverse Effect; (ii) any action, event or occurrence which has had a loss or liability to the Company in excess of $25,000; or (iii) any other action, event or occurrence that would have required the consent of Parent pursuant to Section 5.1 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.9 Material Agreements, Contracts and Commitments.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth each agreement (or series of related agreements), contract or commitment (whether written or oral) to which the Company is a party that: (i) provides for payments to third parties in excess of $25,000; (ii) grants any third party rights to license, market or sell any of the Company’s products or services; (iii) grants any third party “most favored nation” pricing status; (iv) establishes a partnership or joint venture; (v) creates, incurs, assumes or guarantees any obligation or indebtedness; (vi) creates a security interest in, or allows for the transfer of, any assets of the Company, whether tangible or intangible; (vii) provides for employment or consulting services; (viii) involves any officer, director, stockholder or Affiliate of the Company; (ix) imposes upon the Company any obligation of confidentiality, non-competition or non-solicitation; (x) requires the Company to indemnify any party thereto; (xi) would reasonably be expected to result in a Company Material Adverse Effect in the event of default or termination of such agreement; and (xii) any other agreement which is material to the business of the Company (collectively, the “Company Material Contracts”).

(b) The Company has not breached, or received in writing any claim or threat that it has breached, any of the terms or conditions of any Company Material Contract in such a manner as would permit any other party thereto to cancel or terminate the same or to collect damages from the Company.

(c) Each Company Material Contract is valid, binding, enforceable and in full force and effect and, to the knowledge of the Company, no other party to such contract is in default in any material respect.

(d) The Company has made available to Parent a true, complete and correct copy of each agreement listed in Section 3.9(a) of the Company Disclosure Schedule.

3.10 Compliance with Laws. The Company has at all times complied in all material respects with all federal, state, local and foreign statutes, laws and regulations, and is not in violation of, and has not received any written claim or notice of violation of, any such statutes, laws and regulations with respect to the conduct of its business or the ownership and operation of its properties and other assets, except for such instances of non-compliance or violation, if any, which would not reasonably be expected to result in a Company Material Adverse Effect.

3.11 Material Permits.

(a) Schedule 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all federal, state, local and foreign governmental licenses, permits, franchises and authorizations issued to or held by the Company (collectively, the “Material Permits”).

(b) The Company is in compliance in all material respects with the terms and conditions of the Material Permits.

(c) Each Material Permit is in full force and effect and no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of the Company, threatened, which seeks to revoke or limit any Material Permit.

(d) The rights and benefits of each Material Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by the Company immediately prior to the Effective Time.

3.12 Litigation. There is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of the Company, threatened, against the Company which, if decided adversely would be considered reasonably likely to result in: (i) a Company Material Adverse Effect; (ii) damages payable by the Company in excess of $25,000; (iii) any impairment or prohibition of the Surviving Corporation from conducting the business and operations as currently conducted by the Company; or (iv) any other impairment with respect to the ability of the Parties to consummate the Merger and other transactions contemplated by this Agreement on a timely basis.

3.13 Restrictions on Business Activities. Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to the Company which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing (i) any current business practice of the Company; or (ii) any acquisition of any Person or property by the Company.

3.14 Employees.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employees of the Company along with their position and actual annual rate of compensation. All employees have entered into nondisclosure and assignment of inventions agreements with the Company, true, complete and correct copies of which have previously been made available to Parent. No key employee or group of employees has threatened to terminate employment with the Company or, to the knowledge of the Company (which for purposes of this representation only shall mean actual knowledge), has plans to terminate such employment. Key employees are listed in Schedule 1.

(b) The Company is not a party to or bound by any collective bargaining agreement, nor has any of them experienced any strikes, grievances, claims of unfair labor practices or other collective bargaining disputes.

(c) Except as disclosed in Section 3.14(c) of the Company Disclosure Schedule, the Company is not a party to any written or oral: (i) agreement with any current or former employee the benefits of which are contingent upon, or the terms of which will be materially altered by, the consummation of the Merger or other transactions contemplated by this Agreement; (ii) agreement with any current or former employee of the Company providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof or for the payment of compensation in excess of $100,000 per annum; or (iii) agreement or plan the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, upon the consummation of the Merger.

3.15 Taxes.

(a) The Company has accurately prepared and timely filed all Tax Returns relating to any and all Taxes concerning or attributable to the Company or to its operations, and all such Tax Returns are true, complete and correct in all material respects. Copies of all such returns have been delivered to Parent.

(b) The Company: (i) has paid all Taxes it is obligated to pay as reflected on the Tax Returns or otherwise; and (ii) has withheld all federal, state, local and foreign Taxes required to be withheld with respect to its employees or otherwise.

(c) There is no Tax deficiency outstanding, proposed or assessed against the Company that is not accurately reflected as a liability on the Company Most Recent Balance Sheet, nor has the Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d) The Company does not have any liability for unpaid Taxes that has not been properly accrued for under GAAP and reserved for on the Company Most Recent Balance Sheet, whether asserted or unasserted, contingent or otherwise.

(f) The Company is not a party to any agreement, plan, arrangement or other contract covering any employee or independent contractor or former employee or independent contractor that, individually or collectively with any other such contracts, would reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code (or any comparable provision of state or foreign tax laws).

(g) The Company is not, nor has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar contract or agreement.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all employee benefit plans (as defined in Section 3(3) of ERISA and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar employee benefit plans, and all unexpired severance agreements (pursuant to which any payments are still due and payable by the Company), written or otherwise, (including the Company Option Plan, the “Company Employee Plans”)), for the benefit of, or relating to, any current or former employee of the Company or any trade or business (whether or not incorporated) which is a member or which is under common control with the Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”). The Company has delivered to Parent a true, complete and correct copy of each Company Employee Plan set forth on Section 3.16(a) of the Company Disclosure Schedule.

(b) With respect to each Company Employee Plan, the Company has delivered Parent a true, complete and correct copy of: (i) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) with respect to any Company Employee Plan subject to such filing requirement; (ii) each trust agreement and group annuity contract, if any, relating to such Company Employee Plan; and (iii) the most recent actuarial report or valuation relating to a Company Employee Plan subject to Title IV of ERISA.

(c) With respect to the Company Employee Plans, individually and in the aggregate, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company would be subject to any material liability under ERISA, the Code or any other applicable law.

(d) With respect to the Company Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been properly accounted for by reserves or otherwise footnoted in accordance with GAAP on the Company Most Recent Balance Sheet.

3.17 Tangible Assets. The Company owns or leases all tangible assets necessary for the conduct of its businesses as currently conducted. Each such tangible asset is in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

3.18 Real Property Leases. Section 3.18 of the Company Disclosure Schedule sets forth all real property leases or subleases to or by the Company, including the term of such lease, any extension and expansion options and the rent payable under it. The Company has delivered to Parent true, complete and correct copies of the leases and subleases (as amended to date) listed in Section 3.18 of the Company Disclosure Schedule. With respect to each lease and sublease listed in Section 3.18 of the Company Disclosure Schedule:

(a) the lease or sublease is legal, valid, binding, enforceable and in full force and effect and will continue to be legal, valid, binding, enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(b) the Company is not in breach or violation of, or default under, any such lease or sublease, and no event has occurred, is pending or, to the knowledge of the Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute a breach or default by the Company or, to the knowledge of Company, any other under such lease or sublease;

(c) the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any lease or sublease; and

(d) there are no Liens, easements, covenants or other restrictions applicable to the real property subject to such lease, except for recorded easements, covenants and other restrictions which do not materially impair the intended use or the occupancy by the Company of the property subject thereto.

3.19 Insurance.

(a) Section 3.19(a) of the Company Disclosure Schedule sets forth each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company is a party (the “Insurance Policies”). The Insurance Policies are in full force and effect, maintained with reputable companies against loss relating to the business, operations and properties and such other risks as companies engaged in similar business as the Company would, in accordance with good business practice, customarily insure. All premiums due and payable under the Insurance Policies have been paid on a timely basis and the Company is in compliance in all material respects with all other terms thereof. True, complete and correct copies of the Insurance Policies have been made available to Parent.

(b) There are no material claims pending as to which coverage has been questioned, denied or disputed. All material claims thereunder have been filed in a due and timely fashion and the Company has not been refused insurance for which it has applied or had any policy of insurance terminated (other than at its request), nor has the Company received notice from any insurance carrier that: (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated; or (ii) premium costs with respect to such insurance will be increased, other than premium increases in the ordinary course of business applicable on their terms to all holders of similar policies.

3.20 Intellectual Property.

(a) The Company owns, licenses or otherwise possesses legally enforceable rights to all patents (including, without limitation, any registrations, continuations, continuations in part, renewals and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans and general intangibles of like nature, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, proprietary technology, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes and methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, inventions, trade dress, logos and designs and all documentation and media constituting, describing or relating to each of the foregoing (collectively, the “Company Intellectual Property”), together with all goodwill related to any of the foregoing, in each case as is used to conduct its business as presently conducted. Section 3.20(a) of the Company Disclosure Schedule lists all patents (including, without limitation, any registrations, continuations, continuations in part, renewals and applications therefor), trademarks, service marks, tradenames and URLs owned or licensed by the Company. None of the Company

Intellectual Property is the subject of any pending or, to the knowledge of the Company, threatened suit, action or proceeding. None of the Company Intellectual Property is subject to any outstanding injunction, judgment, order or settlement and the Company, as the case may be, has fully complied with, paid and otherwise satisfied all such obligations.

(b) Section 3.20(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of each patent, patent application, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor of the Company. To the knowledge of the Company, all patents, registered trademarks, service marks and copyrights which are held by the Company and which are material to the business of the Company are valid, enforceable and subsisting. Except with regard to Application Serial Number 10/286,478, no allegation of invalidity or conflicting ownership, or inventorship with respect to patents, in whole or in part, has been received by the Company, nor, to the knowledge of the Company, is there any reasonable basis therefor.

(c) In accordance with 37 C.F.R. § 1.56, the Company has disclosed or intends to disclose to the United States Patent and Trademark Office (“USPTO”) any references known by the Company to be material to the patentability of the claimed inventions of the United States patent applications being prosecuted by the Company as listed on Section 3.20(b) of the Company Disclosure Schedule.

(d) According to the records of the USPTO, the Company is the sole assignee of each of the United States patent applications of the Company being prosecuted as listed on Section 3.20(b) of the Company Disclosure Schedule for which a serial number has been issued and which have a searchable record in the USPTO’s assignment database. All inventors on such patent applications are under an obligation to assign all of their rights in such applications to the Company, except for the cases listed on Section 3.20(d) of the Company Disclosure Schedule.

(e) The Company is not, nor will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Company Intellectual Property or any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company uses any patents, copyrights (including software), trademarks or other intellectual property rights owned by third parties (the “Third Party Intellectual Property“), the breach of which would be considered reasonably likely to result in a Company Material Adverse Effect.

(f) To the knowledge of the Company, the Company is not violating any patent, trademark or copyright or trade secret or other proprietary right of a third party of which the Company is aware.

(g) Except as set forth on Section 3.20(d) of the Company Disclosure Schedule, the Company has not received any notice of infringement with respect to any patent, trademark or copyright or any notice of misappropriation of trade secrets. Furthermore, the Company has not been named as a defendant in any suit, action or proceeding which involves a claim of infringement of any Third Party Intellectual Property and, to the knowledge of the

Company, there is no reasonable basis for any such claim or allegation. The Company is not a party to any pending or threatened legal or governmental proceedings relating to patent rights, copyrights, trademark rights, trade secrets, or other proprietary rights of the Company (other than the patent prosecution or trademark proceedings themselves).

(h) Except as set forth on Section 3.20(h) of the Company Disclosure Schedule and to the knowledge of the Company (i) no other Person has any rights to any of the Company Intellectual Property (except with regard to any licensed Company Intellectual Property to which the licensor and its other licensees may have such rights); and (ii) no other Person or entity is infringing, violating or misappropriating any of the Company Intellectual Property.

(i) Section 3.20(i) of the Company Disclosure Schedule sets forth each license or other agreement (or type of license or other agreement) pursuant to which the Company has licensed, distributed or otherwise granted any rights to any third party with respect to any Company Intellectual Property.

(j) Section 3.20(i) of the Company Disclosure Schedule identifies each item of Company Intellectual Property that is owned by a party other than the Company, and the license or agreement pursuant to which the Company uses it (excluding off-the-shelf software programs licensed by the Company pursuant to “shrink wrap” or “click-wrap” licenses).

3.21 Environmental Matters.

(a) The Company is in compliance in all material respects with all Environmental Laws (as defined in subsection (g)), which compliance includes, without limitation, the possession by the Company of all permits required under all applicable Environmental Laws, and compliance in all material respects with the terms and conditions thereof.

(b) The Company has not received any written communication, whether from a Governmental Authority or other Person, that alleges that the Company is not in full compliance with any Environmental Laws or any Material Permit required under any applicable Environmental Law, or that it is responsible (or potentially responsible) for the cleanup of any Materials of Environmental Concern (as defined in subsection (g)) at, on or beneath its facilities or at, on or beneath any land adjacent thereto, and there are no conditions existing at such facilities that would reasonably be expected to prevent or interfere with such full compliance in the future.

(c) There are no facts, circumstances or conditions, including, without limitation, the release of any Materials of Environmental Concern, that would reasonably be expected to result in a claim against the Company under any Environmental Law.

(d) The Company has made available to Parent true, complete and correct copies of all of the Company’s environmental audits, assessments and documentation regarding environmental matters pertaining to, or the environmental condition of, its facilities or the compliance (or non-compliance) by the Company with any Environmental Laws.

(e) To the knowledge of the Company, none of the facilities ever used by the Company has ever been a site for the use, generation, manufacture, discharge, assembly, processing, storage, release, disposal or transportation to or from of any Materials of Environmental Concern, except for chemicals used in the ordinary course of business of the Company, all of which chemicals have been stored and used in strict compliance with all applicable Material Permits and Environmental Laws.

(f) The Company is not the subject of any federal, state, local, foreign or private litigation or proceedings involving a demand for damages or other potential liability with respect to any alleged violations of Environmental Laws.

(g) For purposes of this Agreement, the terms (i) “release“ and “environment“ shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; (ii) “Environmental Law“ shall mean any federal, state, local or foreign law or statute, or any rule or regulation implementing such law or statute and any applicable case law or administrative decision, in each case existing and in effect on the date hereof relating to pollution or protection of the environment, including, without limitation, any statute or regulation pertaining to: (A) treatment, storage, disposal, generation or transportation of Materials of Environmental Concern; (B) air, water and noise pollution; (C) groundwater and soil contamination; (D) the release or threatened release into the environment of hazardous substances, or solid or hazardous waste, including, without limitation, emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (E) the protection of wildlife, marine sanctuaries and wetlands, including, without limitation, all endangered and threatened species; (F) aboveground or underground storage tanks, vessels and containers; (G) abandoned, disposed or discarded barrels, tanks, vessels, containers and other closed receptacles; and (H) the manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Materials of Environmental Concern; and (iii) “Materials of Environmental Concern“ shall mean all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law.

3.22 Accounts Receivable. All accounts receivable of the Company reflected on the Company Most Recent Balance Sheet are valid, current and collectible subject to no setoffs or counterclaims (within thirty (30) days after the date on which it first became due and payable) and without taking into account the applicable reserve for bad debts on the Company Most Recent Balance Sheet. All accounts receivable of the Company that have arisen since the Company Most Recent Balance Sheet Date are valid, current and collectible (within thirty (30) days after the date on which it first became due and payable), subject to no setoffs or counterclaims and net of a reserve for bad debts proportionate in amount to the reserve shown on the Company Most Recent Balance Sheet.

3.23 Additional Tax Matters.

(a) The Company does not know of any fact nor has taken or agreed to take any action, failed to take any action nor is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

3.24 Certain Business Practices. Neither the Company nor, to the knowledge of the Company, any director, officer, employee or agent of the Company has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

3.25 Customers and Suppliers; Effect of Transaction.

(a) Section 3.25(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of: (i) each customer to whom the Company has made more than five percent (5%) of its sales during its most recent six-month period; and (ii) each supplier that is the sole supplier of any significant product or service to the Company. Since the Company Most Recent Balance Sheet Date, there has not been: (A) any materially adverse change in the business relationship of the Company with any customer named in the Company Disclosure Schedule; or (B) any change in any material term (including credit terms) of the sales agreements or related agreements with any customer named in the Company Disclosure Schedule. During the past three years, the Company has not received any customer complaints concerning its products and services, nor has it had any of its products returned by a purchaser thereof, other than complaints and returns in the ordinary course of business.

(b) No creditor, supplier, employee, client, customer or other Person having a business relationship with the Company has informed the Company that such Person intends to materially change its relationship with the Company because of the transactions contemplated by this Agreement or otherwise.

3.26 Government Contracts. The Company has not been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or threatened. The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of the Company or Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

3.27 Interested Party Transactions. Except as set forth in Section 3.27 of the Company Disclosure Schedule, no event has occurred during the past three years that would be required to be reported by the Company as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K, if the Company were required to report such information in periodic reports pursuant to the Exchange Act.

3.28 Books and Records. The minute books and other similar records of the Company contain true, complete and correct records of all actions taken at any meetings of the Company’s stockholders, Board of Directors or any committee thereof and of all written consents in lieu of the holding of any such meeting. The books and records of the Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of the Company and have been maintained in accordance with good business and bookkeeping practices.

3.29 Brokers. No broker, financial advisor, investment banker or other Person is entitled to any fee, commission or expense reimbursement in connection with the Merger or other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

3.30 Disclosure. None of the representations or warranties of the Company contained herein, none of the information contained in the Company Disclosure Schedule and none of the other information or documents furnished or to be furnished to Parent by the Company or pursuant to the terms of this Agreement is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein, in light of the circumstance in which they were made, not misleading in any material respect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that the statements contained in this Article IV are true, complete and correct.

4.1 Organization and Qualification. Parent is a corporation duly organized, validly existing and in corporate and tax good standing under the laws of the State of Delaware. Parent is duly qualified or licensed as a foreign corporation to conduct business, and is in corporate and tax good standing, under the laws of each jurisdiction where the character of the properties owned, leased or operated by it, or the nature of its activities, makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not have a Parent Material Adverse Effect. Parent has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

4.2 Subsidiaries. Parent does not have any Subsidiaries.

4.3 Capital Structure.

(a) The authorized capital stock of Parent consists of (i) 50,000,000 shares of Parent Common Stock; and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (“Parent Preferred Stock“).

(b) As of the date hereof: (i) 32,605,360 shares of Parent Common Stock are issued and outstanding; (ii) no shares of Parent Preferred Stock are issued or outstanding; (iii) no shares of Parent Common Stock are held in the treasury of Parent; (iv) 3,727,170 shares of Parent Common Stock are duly reserved for issuance upon exercise of outstanding stock options of Parent and 573,721 shares of Parent Common Stock are duly reserved for future issuance pursuant to the 1998 Stock Option Plan, the 2000 Employee, Director and Consultant Stock Option Plan, the 2002 Employee Stock Purchase Plan, the 2002 Non-Qualified Option Plan and

the 2003 Employee, Director and Consultant Stock Plan, in the aggregate; and (v) 303,779 shares of Parent Common Stock are duly reserved for issuance upon exercise of outstanding warrants. Except as described above, as of such date, there were no shares of voting or non-voting capital stock, equity interests or other securities of Parent authorized, issued, reserved for issuance or otherwise outstanding.

(c) All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued in connection with the Merger will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any kind of preemptive, subscription or similar rights.

4.4 Authority; No Conflict; Required Filings.

(a) Parent has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and other transactions contemplated hereby. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby, have been duly authorized by all corporate action on the part of Parent and no other corporate proceedings are necessary.

(b) This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable against it in accordance with its terms, subject only to the Equitable Exceptions.

(c) The execution and delivery of this Agreement do not, and the performance by Parent of its obligations hereunder and the consummation of the Merger and other transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, or require the consent of any Person, or result in the creation of any Liens in or upon any of the properties or other assets of Parent under any provision of: (i) the Certificate of Incorporation or Bylaws of Parent; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) permit, license, franchise, statute, law, ordinance or regulation or (B) judgment, decree or order, in each case applicable to Parent, or by which any of its properties or assets may be bound or affected; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which Parent is a party or by which any of its properties or assets may be bound or affected, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect or impair in any material respect the ability of the Parties to consummate the Merger and the other transactions contemplated hereby on a timely basis.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation of the Merger or other transactions contemplated hereby except for: (i) the filing of the Certificate of Merger with the

Secretary of State of the State of Delaware in accordance with the DGCL; (ii) compliance with any applicable requirements under the Securities Act; (iii) compliance with any applicable requirements under the Exchange Act; (iv) compliance with any applicable state securities, takeover or so-called “Blue Sky” Laws; (v) compliance with any applicable requirements of the Nasdaq National Market or any exchange on which the Parent Common Stock is traded; and (vi) such consents, approvals, orders or authorizations, or registrations, declarations or filings which if not obtained or made, would not reasonably be expected to result in a Parent Material Adverse Effect.

4.5 SEC Filings; Financial Statements.

(a) Parent has timely filed all forms, reports and documents required to be filed by Parent with the SEC since January 1, 2001, including, without limitation, all exhibits required to be filed therewith, and has made available to the Company true, complete and correct copies of all of the same so filed (including any forms, reports and documents filed after the date hereof, the “Parent SEC Reports“), other than the unredacted version of documents for which confidential treatment has been granted by the SEC or for which such treatment has been applied and is pending. The Parent SEC Reports: (i) at the time filed complied (or will comply when filed, as the case may be) in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act; and (ii) did not at the time they were filed (or, if later filed, amended or superseded, then on the date of such later filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (collectively, the “Parent Financial Statements“), complied or will comply, as the case may be, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto or, in the case of unaudited interim financial statements, as permitted by Form 10-Q promulgated by the SEC, and fairly presented or will fairly present, as the case may be, in all material respects, the financial position of Parent as at the respective dates and the consolidated results of operations and cash flows for the periods therein indicated, except, in the case of the unaudited interim financial statements for the absence of footnotes and normal year-end adjustments which were not and will not be material in amount.

4.6 Board Approval; Required Vote.

(a) The Board of Directors of Parent has, at a meeting duly called and held, by a unanimous vote of all directors: (i) approved and declared advisable this Agreement and (ii) determined that the Merger and other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Parent and its stockholders.

(b) No vote of the holders of any class or series of Parent Capital Stock is necessary to approve and adopt this Agreement, the Merger or the other transactions contemplated hereby.

4.7 Financial Statements and Information. Parent has previously delivered to the Company true, complete and correct copies of its: (i) audited balance sheet as of and for December 31, 2002 and the related audited consolidated statements of income, changes in stockholders’ equity, and cash flow for each of the fiscal year then ended; and (ii) unaudited consolidated balance sheet as of December 31, 2003, with the audited version to follow, (the “Parent Most Recent Balance Sheet Date”) (including the notes thereto, the “Parent Most Recent Balance Sheet”), and the related consolidated statements of income, changes in stockholders’ equity, and cash flow as of the Parent Most Recent Balance Sheet Date. Such financial statements and notes: (i) fairly present the consolidated financial condition and the results of operations, changes in stockholders’ equity and cash flow of Parent as of the respective dates of and for the periods referred to in such financial statements in all material respects, all in accordance with generally accepted accounting principles (“GAAP”), subject, in the case of interim financial statements, to normal recurring and non-material year-end adjustments; (ii) contain and reflect all material accruals, provisions and allowances for a fair presentation of its financial condition and the results of its operations for the periods covered by such financial statement; (iii) to the extent applicable, contain and reflect adequate provisions for all reasonably anticipated liabilities for all Taxes with respect to the periods then ended and all prior periods; and (iv) with respect to contracts and commitments for the sale of goods or the provision of services by Parent, contain and reflect adequate reserves for all reasonably anticipated losses and costs and expenses in excess of expected receipts. The financial statements referred to in this Section 4.7 reflect the consistent application of such accounting principles throughout the periods involved, except as disclosed in the notes to such financial statements.

4.8 Absence of Undisclosed Liabilities. Parent does not have any material liabilities or obligations, whether fixed, contingent, accrued or otherwise, liquidated or unliquidated and whether due or to become due, other than: (i) liabilities reflected or reserved against on the Parent Most Recent Balance Sheet; and (ii) liabilities or obligations incurred since the Parent Most Recent Balance Sheet Date in the ordinary course of business, consistent with past practice in both type and amount.

4.9 Absence of Certain Changes or Events. Since the Parent Most Recent Balance Sheet Date, Parent has conducted its business only in the ordinary course of business consistent with past practice, and there has not been any action, event or occurrence which has had, or would reasonably be expected to result in, a Parent Material Adverse Effect.

4.10 Compliance with Laws. Parent has at all times complied in all material respects with all federal, state, local and foreign statutes, laws and regulations, and is not in violation of, and has not received any written claim or notice of violation of, any such statutes, laws and regulations with respect to the conduct of its business or the ownership and operation of its properties and other assets, except for such instances of non-compliance or violation, if any, which would not reasonably be expected to result in a Parent Material Adverse Effect.

4.11 Litigation. There is no suit, action, arbitration, claim, governmental or other proceeding before any Governmental Authority pending or, to the knowledge of Parent, threatened, against Parent which, if decided adversely would be considered reasonably likely to result in: (i) a Parent Material Adverse Effect; (ii) any impairment or prohibition of Parent from conducting the business and operations as currently conducted by Parent; or (iii) any other impairment with respect to the ability of the Parties to consummate the Merger and other transactions contemplated by this Agreement on a timely basis.

4.12 Restrictions on Business Activities; Material Agreements.

(a) Other than as contemplated by this Agreement, there is no agreement, judgment, injunction, order or decree binding upon or otherwise applicable to Parent which has, or would reasonably be expected to have, the effect of prohibiting or materially impairing: (i) any current business practice of Parent; or (ii) any acquisition of any Person or property by the Parent.

(b) Parent has not breached or received in writing any claim or threat that it has breached, any of the terms and conditions of any contract material to Parent’s business in such a manner as would permit any other party to cancel or terminate the same or to collect damages from Parent.

(c) Each contract material to Parent’s business is valid, binding, enforceable and in full force and effect and, to the knowledge of Parent, no other party to such contract is in default in any material respect.

4.13 Intellectual Property.

(a) Parent owns, is licensed or otherwise possesses legally enforceable rights to all patents (including, without limitation, any registrations, continuations, continuations in part, renewals and applications therefor), copyrights, trademarks, service marks, trade names, Uniform Resource Locators and Internet URLs, designs, slogans and general intangibles of like nature, computer programs and other computer software, databases, technology, trade secrets and other confidential information, know-how, proprietary technology, processes, formulae, algorithms, models, user interfaces, customer lists, inventions, source codes and object codes and methodologies, architecture, structure, display screens, layouts, development tools, instructions, templates, inventions, trade dress, logos and designs and all documentation and media constituting, describing or relating to each of the foregoing (collectively, the “Parent Intellectual Property”), together with all goodwill related to any of the foregoing, in each case as is used to conduct their respective businesses as presently conducted. None of the Parent Intellectual Property is the subject of any pending or, to the knowledge of Parent, threatened suit, action or proceeding. None of the Parent Intellectual Property is subject to any outstanding injunction, judgment, order or settlement and Parent has fully complied with, paid and otherwise satisfied all such obligations.

(b) Parent is not, nor will as a result of the consummation of the Merger or other transactions contemplated by this Agreement be, in breach in any material respect of any license, sublicense or other agreement relating to the Parent Intellectual Property or any Third Party Intellectual Property, the breach of which would be considered reasonably likely to result in a Parent Material Adverse Effect.

(c) To the knowledge of Parent, Parent is not violating any patent, trademark or copyright or trade secret or other proprietary right of a third party of which Parent is aware.

(d) Parent has not received any notice of infringement with respect to any patent, trademark or copyright or any notice of misappropriation of trade secrets. Furthermore, neither the Parent n has been named as a defendant in any suit, action or proceeding which involves a claim of infringement of any Third Party Intellectual Property and, to the knowledge of the Parent, there is no reasonable basis for any such claim or allegation. Parent is not subject to any pending or threatened legal or governmental proceedings relating to patent rights, copyrights, trademark rights, trade secrets, or other proprietary rights of Parent (other than the prosecution patent or trademark proceedings themselves).

(e) To the knowledge of Parent: (i) no other Person has any rights to any of the Parent Intellectual Property (except with regard to any licensed Parent Intellectual Property to which the licensor and its other licensees may have such rights); and (ii) no other Person or entity is infringing, violating or misappropriating any of the Parent Intellectual Property.

4.14 Customers and Suppliers; Effect of Transaction.

(a) Since the Parent Most Recent Balance Sheet Date, there has not been: (i) any materially adverse change in the business relationship of Parent with any customer to whom Parent has made more than five percent (5%) of its sales during its most recent six-month period; or (ii) any change in any material term (including credit terms) of the sales agreements or related agreements with any customer to whom Parent has made more than five percent (5%) of its sales during its most recent six-month period. During the past three years, Parent has not received any customer complaints concerning its products and services, nor has it had any of its products returned by a purchaser thereof, other than complaints and returns in the ordinary course of business.

(b) No creditor, supplier, employee, client, customer or other Person having a business relationship with Parent has informed Parent that such Person intends to materially change its relationship with Parent because of the transactions contemplated by this Agreement or otherwise.

4.15 Government Contracts.

(a) Parent has not been suspended or debarred from bidding on contracts with any Governmental Authority, and no such suspension or debarment has been initiated or threatened.

(b) To the knowledge of Parent, Parent is eligible to participate in any funding program of and receive funds from any Governmental Authority to which it has made application as of the Closing Date.

(c) The consummation of the Merger and other transactions contemplated by this Agreement will not result in any such suspension or debarment of Parent (assuming that no such suspension or debarment will result solely from the identity of Parent).

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

5.1 Conduct of Business Pending the Merger.

(a) The Company covenants and agrees that, between the date hereof and the earlier to occur of the Effective Time or such earlier time as this Agreement is terminated in accordance with Article X (such period being hereinafter referred to as the “Interim Period“), except as expressly required by this Agreement or unless Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, the Company: (i) shall conduct its business only in the ordinary course of business, consistent with past practice and according to the plans and budgets previously delivered to Parent; (ii) shall not take any action, or fail to take any action, except in the ordinary course of business, consistent with past practice; and (iii) shall use its reasonable best efforts to preserve intact its business organization, properties and assets, keep available the services of its officers, employees and consultants, maintain in effect all Company Material Contracts and preserve its relationships, customers, licensees, suppliers and other Persons with which it has business relations. By way of amplification and not limitation, except as expressly permitted by this Agreement, the Company shall not, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of Parent:

(i) amend its Certificate of Incorporation, Bylaws or other equivalent organizational documents, or otherwise alter its corporate structure through merger, liquidation, reorganization or otherwise;

(ii) issue, transfer, pledge or encumber any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest of the Company, except pursuant to the exercise of Company Options or Company Warrants outstanding on the date of Signing;

(iii) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company (except for the repurchase of Company Common Stock pursuant to the Company Option Plan);

(iv) transfer, lease, license, mortgage, pledge, encumber or incur or assume any Lien on any properties, facilities, equipment or other tangible or intangible assets;

(v) declare, set aside or pay any dividend or other distribution in respect of any of its capital stock or other equity interests;

(vi) split, combine or reclassify any shares of its capital stock or other securities or equity interests, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests;

(vii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any Person;

(viii) incur indebtedness for borrowed money or issue debt securities or assume, guarantee or endorse or become responsible for the obligations of any Person, or make any loans, advances or enter into any financial commitments, except as otherwise permitted under any loan or credit agreement to which the Company is a party as of the date of this Agreement;

(ix) authorize any capital expenditure in excess of $25,000 individually or $50,000 in the aggregate;

(x) take or permit to be taken any action to: (A) increase employee compensation or grant any severance or termination compensation, except in accordance with agreements entered into prior to the date of this Agreement or otherwise in the ordinary course of business consistent with past practice; (B) enter into any collective bargaining agreement; (C) hire or terminate any employees, independent contractors or consultants, having a total salary or severance package that is individually in excess of $100,000, or that collectively is in excess of $100,000; or (D) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy, agreement or arrangement for the benefit of any of its directors, officers or employees;

(xi) change any accounting policies or procedures unless required by statutory accounting principles or GAAP;

(xii) take any action that (without regard to any action taken, or agreed to be taken, by Parent or any of its Affiliates) would be considered reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of section 368(a) of the Code;

(xiii) fail to make any expenditures that are necessary and sufficient to maintain or, to the extent budgeted or consistent with the past practice of the Company, improve the conditions of the properties, facilities and equipment of the Company, including, without limitation, budgeted expenditures relating to maintenance, repair and replacement;

(xiv) take any action or fail to take any action permitted by this Agreement if such action or failure to take action would result in either: (A) any of the representations and warranties of the Company set forth in Article III of this Agreement becoming untrue or (B) any of the conditions to the Closing set forth in Article VII not being satisfied;

(xv) expend more than $425,000 of cash in excess of receipts in any calendar month; or

(xvi) authorize, recommend, propose, announce or enter into any agreement, contract, commitment or arrangement to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Stockholder Approval.

(a) The Company shall promptly after the date hereof take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to obtain the Requisite Stockholder Approval either (i) pursuant to a written stockholder consent; or (ii) at a special meeting of the stockholders, duly called, noticed and (unless Parent otherwise reasonably requests) held as soon as practicable following the date hereof. In connection with such special meeting of stockholders or written stockholder consent, the Company shall provide to its stockholders a written proxy or information statement (the “Information Statement”) which includes: (A) a reasonably detailed summary of the Merger and this Agreement, which summary shall include a summary of the terms relating to the indemnification obligations of the Company Stockholders, the escrow arrangements and the authority of the Indemnification Representative, and a statement that the adoption of this Agreement and the other transactions contemplated by this Agreement by the Company Stockholders shall be deemed to constitute approval of such terms with respect to the stockholders voting in favor of or consenting to the adoption of this Agreement; and (B) a statement that appraisal rights are available for the Company Shares pursuant to Section 262 and a copy of Section 262. Parent agrees to cooperate with the Company in the preparation of the Information Statement. The Company agrees not to distribute the Information Statement until Parent has reviewed and commented on the Information Statement and the Information Statement has been approved by Parent (which approval may not be unreasonably withheld, conditioned or delayed). If the Requisite Stockholder Approval is obtained by means of a written consent, the Company shall send, pursuant to Section 228 and 262(d) of the Delaware General Corporation Law, a written notice to all Company Stockholders that did not execute such written consent informing them that this Agreement and the Merger were adopted and approved by the Company Stockholders and that appraisal rights are available for their Dissenting Shares pursuant to Section 262 (which notice shall include a copy of Section 262), and shall promptly inform the Parent of the date such notice was sent.

(b) In the event that the Company calls a special meeting of the Company Stockholders, the Company shall not postpone or adjourn such meeting (other than for the absence of a quorum and then only to such future date as is reasonably acceptable to Parent) without the prior written consent of Parent.

(c) Subject to the provisions of the Non-Solicitation Agreement, the Company’s Board of Directors shall recommend that the Merger be approved and this Agreement and the other transactions contemplated by this Agreement be approved and adopted by the Company Stockholders. The Company’s Board of Directors shall submit this Agreement to the Company Stockholders, whether or not the Company’s Board of Directors at any time changes, withdraws or modifies its recommendation. Without limiting the generality of the foregoing: (i) the Company agrees that its obligation to duly call, give notice of, convene and hold the special meeting or seek to obtain the Requisite Stockholder Approval through written stockholder consent as required by this Section 6.1 shall not be affected by the withdrawal, amendment or modification of the Company’s Board of Directors’ recommendation of the

Merger and this Agreement; and (ii) the Company agrees that its obligations under this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any alternative acquisition proposal.

(d) The Company shall ensure that the Information Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be responsible for the accuracy or completeness of any information furnished by Parent in writing for inclusion in the Information Statement.

(e) Parent shall ensure that any information furnished by it to the Company in writing for inclusion in the Information Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading.

6.2 Access to Information; Confidentiality; Ongoing Negotiations

(a) Upon reasonable notice, the Company and Parent shall afford to the officers, employees, accountants, counsel and other representatives of the other Party reasonable access, during the Interim Period, to all its properties, books, contracts, commitments and records and, during such period, furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request. Each Party shall make available to the other Party the appropriate individuals for discussion of its business, properties and personnel as such other Party may reasonably request. No investigation pursuant to this Section 6.2(a) shall affect any representations or warranties of either Party contained herein or the conditions to the obligations of either Party.

(b) The Parties shall keep all information obtained pursuant to Section 6.2(a) confidential in accordance with the terms of the Confidentiality Agreement.

(c) The Company shall promptly inform Parent of any and all material discussions related to the negotiation of any collaboration agreement with any pharmaceutical, drug discovery or biotechnology company. In addition, the Company shall promptly inform Parent of any and all material discussions related to the Company’s development grants, including those issued by Ben Franklin Technology Center of Western Pennsylvania and Pittsburgh Biomedical Development Corporation.

6.3 Reasonable Efforts; Further Assurances.

(a) Parent and the Company shall use their reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent set forth in Article VII, as applicable to each of them. Each Party, at the reasonable request of another Party, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and other transactions contemplated by this Agreement.

(b) Subject to the terms and conditions hereof, the Parties agree to use their respective reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and other transactions contemplated by this Agreement including, without limitation, using their respective reasonable best efforts: (i) to obtain prior to the Closing Date all licenses, certificates, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company as are necessary for the consummation of the transactions contemplated hereby; (ii) to effect all necessary registrations and filings required by any Governmental Authority (in connection with which Parent and the Company shall cooperate with each other in connection with the making of all such registrations and filings, including, without limitation, providing copies of all such documents to the non-filing party and its advisors prior to the time of such filing and, if requested, will accept all reasonable additions, deletions or changes suggested in connection therewith); (iii) to furnish to each other such information and assistance as reasonably may be requested in connection with the foregoing; and (iv) to lift, rescind or mitigate the effects of any injunction, restraining order or other ruling by a Governmental Authority adversely affecting the ability of any Party to consummate the Merger or other transactions contemplated hereby and to prevent, with respect to any threatened or such injunction, restraining order or other such ruling, the issuance or entry thereof.

6.4 Company Options; Company Warrants. At the Effective Time, each outstanding Company Option and Company Warrant will be assumed in accordance with the provisions of Section 2.9.

6.5 Reorganization.

(a) The Company shall not knowingly take, and shall use its reasonable best efforts not to permit any Affiliate of the Company to take, any actions that would prevent the Merger from being treated as a “reorganization” within the meaning of Section 368 of the Code.

(b) Parent shall not knowingly take, and shall use its reasonable best efforts not to permit any Affiliate of Parent to take, any actions that could prevent the Merger from being treated as a “reorganization” within the meaning of Section 368 of the Code.

6.6 Notification of Certain Matters.

(a) Each of the Company and Parent shall give prompt notice to the other of the occurrence or non-occurrence of: (i) any event the occurrence, or non-occurrence of which would reasonably be expected to result in any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect (or, in the case of any representation or warranty qualified by its terms by materiality, then untrue or inaccurate in any respect); and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.6(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

(b) Each of the Company and Parent shall give prompt notice to the other of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or other transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Authority in connection with the Merger or other transactions contemplated by this Agreement; (iii) any litigation relating to or involving or otherwise affecting the Company or Parent that relates to the Merger or other transactions contemplated by this Agreement; (iv) the occurrence of a default or event that, with notice or lapse of time or both, will become a default under a Company Material Contract; and (v) any change that would be considered reasonably likely to result in a Company or Parent Material Adverse Effect, as the case may be, or is likely to impair in any material respect the ability of either Parent or the Company to consummate the transactions contemplated by this Agreement.

6.7 Quotation on the Nasdaq National Market. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market.

6.8 Public Announcements. Neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement with respect to the Merger or other transactions contemplated by this Agreement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that, on the advice of legal counsel, Parent may comply with any SEC requirements under the Securities Act or Exchange Act which requires any public disclosure, without the consent or review of the other Parties hereto.

6.9 Interim Financial Statements. As promptly as possible following the last day of each fiscal month end after the date hereof until the Closing Date, and in any event within 20 days after the end of each such fiscal month end, the Company shall deliver to Parent the consolidated balance sheet of the Company and the related consolidated statements of income, changes in stockholders’ equity and cash flows of the Company for the one-month period then ended and for the period then ended since the Company Most Recent Balance Sheet Date (collectively, the “Interim Financial Statements”). The Interim Financial Statements shall be prepared so as to present fairly, in all material respects, the consolidated financial condition, retained earnings, assets and liabilities of the Company as of the date thereof.

ARTICLE VII

CONDITIONS OF MERGER

7.1 Conditions to Obligation of Each Party to Effect the Merger. The obligations of each Party to effect the Merger and consummate the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing by the Party entitled to the benefit thereof, in whole or in part, to the extent permitted by the applicable law:

(a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the Requisite Stockholder Approval in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Company.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order (whether temporary, preliminary or permanent) issued by any court of competent jurisdiction, or other legal restraint or prohibition shall be in effect which prevents the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein, nor shall any proceeding brought by any Governmental Authority, domestic or foreign, seeking any of the foregoing be pending, and there shall not be any action taken, or any law, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger on substantially identical terms and conferring upon Parent substantially all the rights and benefits as contemplated herein illegal.

7.2 Additional Conditions to Obligations of Parent. The obligations of Parent to effect the Merger are also subject to the following conditions, any and all of which may be waived in writing by Parent, in whole or in part, to the extent permitted by the applicable law:

(a) Representations and Warranties. The representations and warranties of the Company contained in Article III shall be true, complete and correct in all respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for those representations and warranties which address matters only as of a particular date, which representations and warranties shall be true, complete and correct on and as of such particular date.

(b) Agreements and Covenants. The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) No Company Material Adverse Effect. There shall not have occurred any Company Material Adverse Effect.

(d) Third Party Consents. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that those approvals of Governmental Authorities and of third-party vendors, lenders and customers described in Sections 3.4(c) and 3.4(d) of the Company Disclosure Schedule (or not described in Sections 3.4(c) and 3.4(d) of the Company Disclosure Schedule but required to be so described) have been obtained.

(e) Company Preferred Stock Dividends. Parent shall have received evidence, in a form and substance reasonably satisfactory to it, that all accrued and/or declared and unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock have been waived by holders of the Series A Preferred Stock and Series B Preferred Stock.

(f) Severance Payments. Parent shall have received evidence, in a form and substance reasonably satisfactory to it, that all severance payments associated with the termination of any employee or consultant of the Company prior to or at the Closing Date have been made by the Company Stockholders and no ongoing severance payment obligations will exist after the Closing Date.

(g) Dissenters’ Rights. Holders of not more than two percent (2%) of outstanding Company Capital Stock shall have demanded and perfected their right to an appraisal of the Company Capital Stock in accordance with the DGCL.

(h) Voting Agreement. Parent and each of the Key Stockholders shall have entered into a Voting Agreement substantially in the form of Exhibit A hereto, and each such agreement shall be in full force and effect.

(i) Escrow Agreement. Parent, the Indemnification Representative and the Escrow Agent shall have entered into the Escrow Agreement, substantially in the form of Exhibit C hereto, and such agreement shall be in full force and effect.

(j) Key Employment Agreements. Parent shall have received copies of executed Key Employee Agreements in the form of Exhibit E, effective as of the Closing Date, from the individuals listed on Schedule 1 hereto.

(k) Lock-up Agreements. Parent shall have received from each Company Stockholder who is to receive Merger Shares an executed Lock-up Agreement, substantially in the Form of Exhibit F, and such agreements shall be in full force and effect.

(l) Release and Waiver. Parent shall have received from each Key Stockholder and each continuing employee of the Company an executed release and waiver of any and all claims arising prior to the Closing Date involving the Company or the Merger for the benefit of the Parent and each of their Affiliates, substantially in the Form of Exhibit G, and such agreements shall be in full force and effect.

(m) Opinion of Financial Adviser. Parent shall have received an opinion from Needham & Company, Inc., dated as of the Closing Date, that the Merger is fair to Parent’s stockholders from a financial point of view.

(n) Opinion of Counsel. Parent shall have received a written opinion dated the Closing Date of Reed Smith, LLP counsel to the Company, in form and substance satisfactory to Parent, which opinion will include an opinion that the Merger shall constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code.

(o) Assumption of Options. Parent shall have received evidence satisfactory to Parent that the Board of Directors of the Company has taken all actions required pursuant to the Company Option Plan in order to give effect to the transactions contemplated by this Agreement, including the assumption of Company Options pursuant to Section 2.9.

(p) Officer’s Certificate. The Company shall have delivered to Parent a certificate, signed by the chief executive officer of the Company, to the effect that each of the conditions specified in clause (a) of Section 7.1 and clauses (a) through (o) of this Section 7.2 are satisfied in all respects;

(q) Other Deliveries. Parent shall have received such other certificates and instruments (including without limitation certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it shall reasonably request in connection with the Closing.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions, any and all of which may be waived in writing by the Company, in whole or in part, to the extent permitted by the applicable law:

(a) Representations and Warranties. The representations and warranties of Parent contained Article IV shall be true, complete and correct in all respects on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for those representations and warranties which address matters only as of a particular date, which representations and warranties shall be true, complete and correct on and as of such particular date.

(b) Agreements and Covenants. Parent shall have performed or complied in all respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, except for any failure to perform or comply with such agreements and covenants which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Board Election. Parent shall have increased the size of its Board of Directors by one member and shall have appointed a nominee of the Company to serve as such member until the next annual meeting of stockholders or until his or her successor is duly elected, which nominee shall initially be Doug Morton.

(d) Opinion of Counsel. The Company shall have received an opinion, dated the Closing Date, from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to the Company, in form and substance satisfactory to the Company, which opinion will include an opinion that the Merger shall constitute a reorganization for Federal income tax purposes within the meaning of Section 368(a) of the Code.

(e) Officer’s Certificate. Parent shall have delivered to the Company a certificate, signed by the chief executive officer of Parent, to the effect that each of the conditions specified in clauses (a) through (d) of this Section 7.3 are satisfied in all respects.

ARTICLE VIII

INDEMNIFICATION

8.1 Indemnification. Subject to the limitations set forth in Section 8.4 below, the Company Stockholders, jointly and severally, shall indemnify and hold harmless the Surviving Corporation, Parent, any officers, directors, employees or agents or Affiliates thereof and their successors and assigns (a “Compensated Person”), from and against any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines, fees, penalties, interest obligations, Taxes, deficiencies, losses and expenses (including, without limitation, amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation) (collectively, “Damages”), incurred or suffered by the Compensated Person resulting from or relating to:

(a) the breach of any representation or warranty of the Company contained in this Agreement or the failure to perform any covenant or agreement of the Company contained in this Agreement or in any certificate, exhibit or schedule hereto; or

(b) any Damages arising or resulting from the assertion of liability by any third party or parties based on the breach of any representation or warranty of the Company or the failure to perform any covenant or agreement of the Company contained in this Agreement or in any certificate, exhibit or schedule hereto or from the assertion of liability by any third party regarding the transactions contemplated by this Agreement and all certificates, exhibits and schedules hereto or any third party claim based on the actions of the Company prior to the date of this Agreement (“Third Party Claims”).

8.2 Method of Asserting Claims.

(a) Notice of Claim. A Compensated Person may from time to time make demand of the Company Stockholders for claims of indemnification under this Article VIII by serving upon the Indemnification Representative and the Escrow Agent a written notice demanding payment of an indemnification claim arising under Section 8.1 of this Agreement (a “Demand”). Such Demand shall describe in reasonable detail the nature of the claim, an estimate of the amount of Damages attributable to such claim and the basis of the Compensated Person’s request for indemnification under this Agreement. No delay on the part of the Compensated Person in notifying the Indemnification Representative shall relieve the Company Stockholders from any obligation hereunder.

(b) Response to a Demand. The Indemnification Representative may reply to the Demand made under Section 8.2(a) hereof by written notice given to the Compensated Person and the Escrow Agent, which notice shall state whether the Indemnification Representative agrees or disagrees that the claim asserted by the Compensated Person is a valid claim under this Agreement and agrees or disagrees with respect to the amount of the Damages in such Demand. If, within thirty (30) days after receipt of the Demand (the “Indemnity Notice Period”), the Indemnification Representative does not give to the Compensated Person and the Escrow Agent a notice which asserts that a dispute exists with respect to such Demand specifying the nature and amount of such dispute or if the Indemnification Representative gives notice that the Demand is uncontested, then the Escrow Agent shall release from the Escrow Fund and deliver to the Compensated Person such number of Escrow Shares as shall equal the amount of the Damages claimed, and the Escrow Fund shall be reduced to the extent thereof, with each Company Stockholder’s percentage of the Escrow Fund reduced in proportion to his, her or its ownership interest in the Escrow Shares (his, her or its “Pro Rata Share”). If the notice from the Indemnification Representative admits that a portion of the Demand is a valid claim under Section 8.1 of this Agreement and a portion of the Demand is disputed, the Escrow Agent shall disburse the number of Escrow Shares to the Compensated Person for the Damages which are agreed upon (the “Undisputed Portion”) and the disputed portion of such Demand shall be resolved in accordance with Section 8.2(c).

(c) Disputed Claims. If the notice given by the Indemnification Representative as provided in Section 8.2(b) hereof disputes the claim or claims asserted in the Demand by the Compensated Person or the amount of Damages thereof within the Indemnity Notice Period (a “Disputed Claim”), then the Demand shall be treated as a Disputed Claim and the amount of such claim shall be held by the Escrow Agent as an undivided portion of the Escrow Fund. The Escrow Agent shall not disburse any shares from the Escrow Fund as to a Disputed Claim until the earlier to occur of: (i) the settlement of the Disputed Claim by the Indemnification Representative and the Compensated Person; and (ii) the final adjudication of the Company Stockholders’ liability to the Compensated Person by a court of law or arbitration panel.

(d) Third Party Claims

(i) Notice of Third Party Claims. A Compensated Person shall promptly give written notice to the Indemnification Representative and the Escrow Agent of any Third Party Claim that might give rise to any Damages for which indemnification may be sought from the Company Stockholders (a “Notice of Third Party Claim”), stating the nature and basis of such Third Party Claim, and the amount of Damages thereof to the extent known. Such Notice of Third Party Claim shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument. Notwithstanding the foregoing, the failure to provide notice as aforesaid to the Indemnification Representative and Escrow Agent will not relieve the Company Stockholders from any liability which they may have to the Compensated Person under this Agreement or otherwise. No delay on the part of the Compensated Person in notifying the Indemnification Representative or Escrow Agent will relieve the Company Stockholders from any obligation hereunder.

(ii) Defense of Third Party Claims. The Company Stockholders may elect to defend any Third Party Claim with counsel of their own choosing, reasonably acceptable to Compensated Person, within thirty (30) days after receipt of the Notice of Claim by the Indemnification Representative (the “Election to Defend”), and shall act reasonably and in accordance with their good faith business judgment in handling such Third Party Claim, provided that no Third Party Claim may be settled without the consent of the Compensated Person and provided that the Company Stockholders defend such claim actively and diligently. If the Company Stockholders choose not to defend any Third Party Claim by failure to deliver the Election to Defend or by failure to meet the conditions specified above, the Compensated Person may defend against such Third Party Claim and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner it may deem appropriate and seek indemnification pursuant to this Article VIII for Damages resulting from such Third Party Claim in accordance with Section 8.1 above. In addition, if the Company Stockholders have assumed defense of the Third Party Claim and if a potential or actual conflict of interest shall exist or if different defenses shall be available between the Company

Stockholders on one hand and the Compensated Person on the other, then the Compensated Person shall be entitled to retain separate legal counsel and submit the fees and expenses of such counsel as part of a Demand for Indemnification pursuant to Section 8.1. The Company Stockholders and the Compensated Person shall make available to each other and their counsel and accountants all books and records and information relating to any Third Party Claim, keep each other fully apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required to ensure the proper and adequate defense of any Third Party Claim.

(e) Payment in Cash in Lieu of Escrow Shares. Notwithstanding the foregoing, any Company Stockholder who has deposited at least 1,000 Merger Shares in the Escrow Fund (an “Eligible Holder”) may elect to pay his, her or its Pro Rata Share of any indemnification amount for Damages in cash in lieu of Escrow Shares by payment of the Stipulated Value (as defined in Section 8.4(a) below) in cash per Escrow Share. The Indemnification Representative shall not be obligated to give more than twenty (20) calendar days’ notice to such Eligible Holders prior to any expected disbursement from the Escrow Fund for indemnification hereunder and, in any case, only to such Eligible Holder’s last known address as provided to the Indemnification Representative by the Company immediately prior to the Closing or by the Eligible Holder after Closing. Each Eligible Holder must respond within ten (10) calendar days of receiving such notice if the Eligible Holder elects to pay Damages in cash in lieu of Escrow Shares and must remit such cash payment within such ten (10) calendar day period in accordance with the instructions provided by the Indemnification Representative. The Indemnification Representative shall remit any payment of Damages in cash on behalf of the Company Stockholders to the Escrow Agent. Upon receipt of a cash payment in lieu of Escrow Shares, the Escrow Agent shall then release such number of Escrow Shares to the Company Stockholder who has paid in cash. In any response to a Demand, the Indemnification Representative shall instruct the Escrow Agent as to which Company Stockholders have elected to pay in cash and absent such instruction from the Indemnification Representative, the Escrow Agent shall be entitled to assume that all such Company Stockholders have elected to pay in Escrow Shares.

8.3 Survival. The representations, warranties, covenants and agreements of the Company and Parent set forth in this Agreement and in any certificate, exhibit or schedule hereto shall survive the Closing for a period of two (2) years and shall not be affected by any examination made for or on behalf of the Compensated Person or the knowledge of any of the Compensated Person’s officers, directors, stockholders, employees, agents or Affiliates; except that claims, if any, asserted in writing prior to such expiration and identified as a claim for indemnification shall survive until finally resolved and satisfied in full. If a claim for indemnification is made before expiration of such period, then (notwithstanding the expiration of such time period) the representation, warranty, covenant or agreement applicable to such claim shall survive until, but only for purposes of, the resolution of such claim.

8.4 Limitations. The obligations of the Company Stockholders to indemnify a Compensated Person shall be subject to the following limitations:

(a) The Escrow Shares shall be held in the Escrow Fund for a period of two (2) years, subject to extension if a claim is pending pursuant to the provisions of this Article

VIII. Each Escrow Share shall at all times be valued at $1.54 (subject to adjustment for any event set forth in Section 2.10, the “Stipulated Value”) for the purpose of determining the number of shares required to be forfeited for payment of Damages under this Agreement or for determining the dollar amount for payment of Damages in cash in lieu of Escrow Shares.

(b) A Compensated Person’s recourse for Damages shall be limited to the amount of the Escrow Fund. The maximum liability of each Company Stockholder shall be limited to the total number of Escrow Shares deposited by such Company Stockholder in the Escrow Fund, which shall include twenty percent (20%) of any and all Milestone Shares subsequently earned by a Company Stockholder.

(c) In the event a Demand has been satisfied in part but not in full and for which a Compensated Person is entitled to indemnification pursuant to this Article VIII, any Milestone Shares that are deposited into the Escrow Fund subsequent to such Demand and its satisfaction in part and not in whole will be included for purposes of calculating a Company Stockholder’s aggregate liability for satisfaction of any such prior Demand.

(d) No Demand may be made pursuant to this Article VIII unless and until the aggregate Damages exceed $50,000, at which point the Company Stockholders shall become liable for the aggregate amount of the Damages including the initial $50,000 of Damages.

Except with respect to claims based on fraud or willful misrepresentation, the rights of the Compensated Persons under this Article VIII shall be the exclusive remedy of the Compensated Persons with respect to claims resulting from or relating to any misrepresentation, breach of warranty or failure to perform any covenant or agreement of the Company contained in this Agreement or any Third Party Claim.

8.5 Indemnification Representative. From and after the Effective Time, TVM V Life Science Ventures GmbH & Co. shall serve as indemnification representative and shall act as agent for and on behalf of the Company Stockholders, or his or her successor (the “Indemnification Representative”) and shall be authorized to act on behalf of the Company Stockholders and to take any and all actions required or permitted to be taken by the Indemnification Representative under this Agreement with respect to any claims (including the settlement thereof) made by a Compensated Person for indemnification pursuant to this Article VIII and with respect to any actions to be taken by the Indemnification Representative pursuant to the terms of the Escrow Agreement, which shall include, without limitation, the exercise of the power to: (i) authorize the delivery of Escrow Shares to a Compensated Person in satisfaction of claims by a Compensated Person; (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to any claims for indemnification; and (iii) take all actions necessary in the judgment of the Indemnification Representative for the accomplishment of the foregoing. In all matters relating to this Article VIII as described in the preceding sentence, the Indemnification Representative shall be the only party entitled to assert the rights of the Company Stockholders, and the Indemnification Representative shall perform all of the obligations of the Company Stockholders hereunder. Any Compensated Person shall be entitled to rely on all statements, representations and decisions of the Indemnification Representative. The Indemnification Representative is not entitled to amend this Agreement or take any actions relating to this Agreement prior to the Effective Time. Following the Effective

Time, the Indemnification Representative may amend this Agreement with the prior written consent of the holders of a majority-in-interest in the Merger Shares. The Indemnification Representative may resign upon not less than twenty (20) Business Days’ prior written notice to Parent and the Company Stockholders. The Company Stockholders by the vote of a majority-in-interest of the Merger Shares held by the Company Stockholders may remove the Indemnification Representative from time to time upon not less than twenty (20) Business Days’ prior written notice to Parent. Any vacancy in the position of the Indemnification Representative may be filled by the approval of the holders of a majority-in-interest in the Merger Shares held by the Company Stockholders. Any successor Indemnification Representative shall acknowledge in writing to Parent his or her acceptance of the appointment as Indemnification Representative. The Key Stockholders shall have appointed the Indemnification Representative pursuant to the provisions of the Voting Agreement and the other Company Stockholders will appoint the Indemnification Representative by separate consent.

ARTICLE IX

LOCK-UP; REGISTRATION

9.1 Lock-Up Agreement. Each of the Company Stockholders will enter into a lock-up agreement with Parent in the form of Exhibit F pursuant to which such Company Stockholder will agree not to, directly or indirectly, issue, offer to sell, sell, grant an option for the sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of the Merger Shares or to dispose of any beneficial interest therein for a period of one (1) year from the Closing Date (the “Lock-up Period”). Each holder of Company Options whose options are assumed by Parent and who exercises his or her options for Parent Common Stock after the Closing Date and before the expiration of the Lock-up Period will execute a Lock-up Agreement for the remainder of the Lock-up Period.

9.2 Registration of Shares. Parent shall file with the SEC, not later than thirty (30) days prior to the expiration of the Lock-up Period, a registration statement on Form S-3 covering the resale to the public of the Merger Shares (the “Registration Statement”). Parent shall use its best efforts to cause the Registration Statement to be declared effective by the SEC as soon as practicable thereafter. Parent shall cause the Registration Statement to remain effective for three years following the Closing Date or such earlier time as all of the Merger Shares covered by the Registration Statement have been sold pursuant to such Registration Statement. Notwithstanding the foregoing, Parent shall not be deemed to have breached this Section 9.2 as a result of any delays in effectiveness caused by the SEC or the Company Stockholders, or as a result of Parent’s compliance with Rule 3-12 of Regulation S-X promulgated pursuant to the Exchange Act.

9.3 Limitations on Registration Rights.

(a) Parent may, by written notice to the Company Stockholders: (i) delay the filing of the Registration Statement; or (ii) suspend the Registration Statement after effectiveness, and require that the Company Stockholders immediately cease sales of shares pursuant to the Registration Statement, in the event that: (A) Parent files a registration statement (other than a registration statement on Form S-8 or its successor form) with the SEC for a public offering of Parent’s securities; or (B) in the reasonable judgment of Parent, after consultation with counsel, material undisclosed information or events exist with respect to Parent.

(b) If Parent delays or suspends the Registration Statement or requires that the Company Stockholders cease sales of shares pursuant to Section 9.3(a), Parent shall, as promptly as practicable following the termination of the circumstance which entitled Parent to do so, take such actions as may be necessary to file or reinstate the effectiveness of the Registration Statement and/or give written notice to the Company Stockholders authorizing them to resume sales pursuant to the Registration Statement. If as a result of such suspension or delay the prospectus included in the Registration Statement has been amended to comply with the requirements of the Securities Act, Parent shall enclose such revised prospectus with notice to the Company Stockholders provided pursuant to this Section 9.3(b), and the Company Stockholders shall not offer or sell any shares pursuant to the Registration Statement other than by means of such revised prospectus.

9.4 Registration Procedures.

(a) In connection with the filing by Parent of the Registration Statement, Parent shall deliver to each Company Stockholder a copy of the prospectus, including a preliminary prospectus, as may be necessary to comply with the requirements of the Securities Act with respect to the registration and disposition of the Merger Shares.

(b) Parent shall register the Merger Shares covered by the Registration Statement, or qualify the Merger Shares for an exemption from registration, under the securities laws of each jurisdiction in the United States where such shares are to be offered or sold; provided, however, that Parent shall not be required in connection with this Section 9.4(b) to qualify as a foreign corporation or to execute a general consent to service of process in any jurisdiction.

(c) Parent shall prepare and file with the SEC amendments or supplements to such Registration Statement as may be necessary to comply with the provisions of the Securities Act, and if Parent has delivered preliminary or final prospectuses to the Company Stockholders and such prospectus is amended or supplemented to comply with the requirements of the Securities Act after delivery, Parent shall promptly notify the Company Stockholders and, if requested by Parent, the Company Stockholders shall immediately cease any offer or sale pursuant to the Registration Statement and return all prospectuses to Parent. Parent shall promptly provide the Company Stockholders with revised supplemented prospectuses and, following the receipt of such prospectuses, the Company Stockholders may resume the offer or sale of shares pursuant to the Registration Statement.

(d) Parent shall take all action necessary to cause such Merger Shares to be approved for listing on the Nasdaq National Market and/or on any securities exchange on which shares of Parent Common Stock are listed for exchange.

(e) Parent shall pay the expenses incurred by it in complying with its obligations under this Article IX, including all registration and filing fees, exchange listing fees, fees and expenses of counsel for Parent, and fees and expenses for accountants of Parent, but excluding: (i) any brokerage fees, selling commissions or underwriting discounts incurred by the Company Stockholders in connection with sales pursuant to the Registration Statement; and (ii) any fees and expenses of counsel retained by any of the Company Stockholders.

9.5 Company Stockholder Requirements. Parent shall not be required to include any Merger Shares in the Registration Statement unless:

(a) The Company Stockholder owning such shares furnishes to Parent in writing such information regarding such Company Stockholder and the proposed sale of the Merger Shares by the Company Stockholder as Parent may reasonably request in connection with the Registration Statement or as required by the SEC;

(b) Such Company Stockholder shall have provided to Parent a written agreement:

(i) to indemnify Parent and each of its directors and officers against, and hold Parent and each of its directors and officers harmless from, any losses, claims, damages, expenses or liabilities (including reasonable attorneys fees) to which Parent or such directors and officers may become subject by reason of any statement or omission in the Registration Statement made in reliance upon, or in conformity with, a written statement by such Company Stockholder and furnished pursuant to this Section 9.5; and

(ii) to report to Parent sales made pursuant to the Registration Statement within twenty-four (24) hours thereof.

9.6 Parent Indemnification. Parent agrees to indemnify and hold harmless each Company Stockholder whose shares are included in the Registration Statement against any losses, claims, damages, expenses or liabilities to which such Company Stockholder may become subject by reason of any untrue statement of a material fact contained in the Registration Statement or any omission of a fact required to be stated therein in order to make such statements not misleading, except insofar as such losses, claims, damages, expenses or liabilities arise out of or are based upon information provided to Parent by or on behalf of any Company Stockholder for use in the Registration Statement. Parent shall have the right to assume the defense and settlement of any claim or suit for which Parent may be responsible for indemnification pursuant to this Section 9.6.

9.7 Assignment of Rights. A Company Stockholder may not assign or transfer any of its rights under this Article IX except in connection with the transfer of some or all of his, her or its Merger Shares; provided, however, each such transferee agrees in a written instrument delivered to Parent to be bound by the provisions of this Article IX.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1 Mutual Termination. This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective

Time, notwithstanding approval thereof by the Company Stockholders, by mutual written consent of the Company, Parent duly authorized by each of the Boards of Directors of each.

10.2 Termination by Parent. This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company Stockholders, by Parent if:

(a) the results of Parent’s business and legal due diligence into the Company are not satisfactory to Parent, as determined in Parent’s sole discretion;

(b) Parent is not in material breach of its obligations or representations and warranties under this Agreement, and if: (i) at any time any of the representations and warranties of the Company herein are or become untrue or inaccurate such that Section 7.2(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 10.2(c)); or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 7.2(b) will not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 10.2(b)), and (iii) in both cases, such breach (if curable) has not been cured within fifteen (15) days after notice thereof to the Company;

(c) in the event of a material breach of a Voting Agreement by a Key Stockholder;

(d) in the event that the Company, the Board of Directors of the Company, or any authorized committee thereof, shall have: (i) approved, recommended or entered into an agreement for any acquisition proposal other than the Merger; (ii) failed to present and recommend, and, if requested, to reaffirm its recommendation for the approval and adoption of this Agreement and the Merger to the Company Stockholders, or withdrawn or modified its recommendation or approval of the Merger in a manner adverse to Parent; (iii) failed to distribute the Information Statement when it is available for mailing or to include in the Information Statement the recommendation of the Merger by the Board of Directors of the Company, or any authorized committee thereof; (iv) failed to call a meeting of the Company Stockholders to approve the Merger or to present the Merger for approval by the Company Stockholders; (v) otherwise breached any provision of this Agreement; or (vi) resolved to do any of the foregoing; or

(e) in the event the Company breaches the Non-Solicitation Agreement or the Confidentiality Agreement.

10.3 Termination by the Company. This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company Stockholders, by the Company if the Company is not in material breach of its obligations, representations and warranties under this Agreement, and if: (i) at any time the representations and warranties of Parent herein become untrue or inaccurate such that Section 7.3(a) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 10.3); or (ii) there has been a breach on the part of Parent of any of its covenants or agreements contained in this

Agreement such that Section 7.3(b) would not be satisfied (treating such time as if it were the Effective Time for purposes of this Section 10.3); and (iii) in both cases, such breach (if curable) has not been cured within fifteen (15) days after notice thereof to Parent.

10.4 Termination by Either Party. This Agreement may be terminated and the Merger and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company Stockholders, by either Parent or the Company if:

(a) the Merger shall not have been consummated on or before March 31, 2004; provided, however, that the right to terminate this Agreement under this Section 10.4(a) shall not be available to a Party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(b) if a Governmental Authority shall have issued an order or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Merger; or

(c) the Requisite Stockholder Approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 10.4(c) shall not be available to the Company where the Company’s failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure to obtain the Requisite Stockholder Approval.

10.5 Effect of Termination. Except as provided in this Article X, in the event of the termination of this Agreement pursuant to Article X, this Agreement (other than Article VIII and this Article X which shall survive such termination) will forthwith become void, and there will be no liability on the part of Parent or the Company or any of their respective officers or directors to the other and all rights and obligations of any Party will cease, except that nothing herein will relieve any Party from liability for any breach, prior to termination of this Agreement in accordance with its terms, of any representation, warranty, covenant or agreement contained in this Agreement.

10.6 Break-Fees and Expenses.

(a) In the event that Parent terminates this Agreement pursuant to any of the conditions in Sections 10.2(b) through (e) above (but excluding Section 10.2(a) above) or if Parent or the Company terminates this Agreement pursuant to Section 10.4(c) above, then the Company shall pay to Parent, simultaneously with such termination of this Agreement, a fee in cash equal to $300,000 (“Termination Fee”), plus the amount of Parent Stipulated Expenses (as defined immediately below), which Termination Fee and Parent Stipulated Expenses shall be payable by wire transfer of immediately available funds to an account specified by Parent. “Parent Stipulated Expenses” shall mean those fees and expenses actually incurred by Parent in connection with this Agreement, the Merger and other transactions contemplated hereby, including fees and expenses of legal counsel, investment bankers, accountants, experts, consultants and Affiliates.

(b) In the event that the Company terminates this Agreement pursuant to the conditions in Section 10.3 above, then Parent shall pay to the Company, simultaneously with such termination of this Agreement, all Company Stipulated Expenses. “Company Stipulated Expenses” shall mean those fees and expenses actually incurred by the Company in connection with this Agreement, the Merger and other transactions contemplated hereby, including fees and expenses of legal counsel, investment bankers, accountants, experts, consultants and Affiliates.

(c) Except as set forth Sections 10.6(a) and (b), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby including fees and expenses of legal counsel, investment bankers, accountants, experts, consultants and Affiliates shall be paid by the Party incurring such fees and expenses, whether or not the Merger is consummated; provided, however, that Parent shall assume up to $100,000 of the Company Stockholders’ legal expenses and advisor fees to include the fees of Curtis Financial.

(d) Nothing in this Article X shall be deemed to be exclusive of any other rights or remedies any Party may have hereunder or at law or in equity for any breach of this Agreement.

10.7 Amendment. This Agreement may be amended by the Company and Parent by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time subject to Section 251(d) of the DGCL. This Agreement may not be amended except by an instrument in writing signed by the Company and Parent and, in the case of an amendment to Articles III or VIII hereto, by the Indemnification Representative.

10.8 Waiver. At any time prior to the Effective Time, any Party may extend the time for the performance of any of the obligations or other acts required hereunder, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument signed by the Party to be bound thereby.

ARTICLE XI

GENERAL PROVISIONS

11.1 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally - recognized overnight courier or by registered or certified mail, postage prepaid, return receipt requested, or by facsimile, with confirmation as provided above addressed as follows:

(a)	If to Parent:

Paradigm Genetics, Inc.

108 T.W. Alexander Drive

Research Triangle Park

North Carolina, 27709

Facsimile: (919) 425-2915

Attention: Barry Buzogany, Secretary

With copies to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 01111

Facsimile: (617) 542-2241

Attn: Neil H. Aronson

(b)	If to the Indemnification Representative or the Company:

TVM V Life Science Ventures GmbH & Co.

101 Arch Street, Suite 1950

Boston, MA 02110

Facsimile: (617) 345-0179

Attention: Mark G. Cipriano, CPA

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received: (i) in the case of personal delivery, on the date of such delivery; (ii) in the case of nationally-recognized overnight courier, on the next Business Day after the date when sent; (iii) in the case of facsimile transmission, upon confirmed receipt; and (iv) in the case of mailing, on the third Business Day following the date on which the piece of mail containing such communication was posted.

11.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

11.3 Entire Agreement. This Agreement (including all exhibits and schedules hereto delivered in their final executed form), and other documents and instruments delivered in connection herewith, constitute the entire agreement and supersede all prior agreements and undertakings (other than the Confidentiality Agreement and Non-Solicitation Agreement), both written and oral, among the Parties with respect to the subject matter hereof.

11.4 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent may assign all or any of their rights hereunder to any Affiliate, provided that no such assignment shall relieve Parent, as the case may be, of its obligations hereunder.

11.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Article VIII with respect to indemnification are intended for the benefit of Compensated Persons.

11.6 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Party in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

11.7 Governing Law; Enforcement.

(a) This Agreement and the rights and duties of the Parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware (exclusive of conflict of law principles).

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties: (i) consents to submit itself to the personal jurisdiction of the state courts of the State of Delaware in the event any dispute arises out of this Agreement or any transaction contemplated hereby; (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court; (iii) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any transaction contemplated hereby; (iv) consents to service of process by delivery pursuant to Section 11.1 hereof; and (v) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any Delaware State court or any Federal Court of the United States of America sitting in the State of Delaware.

11.8 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[THE REMAINDER OF THE PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, the Company and the Indemnification Representative have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARADIGM GENETICS, INC.

By:	/s/ HEINRICH GUGGER

Name:	Heinrich Gugger
Title:	President and Chief Executive Officer

INDEMNIFICATION REPRESENTATIVE

TVM V LIFE SCIENCE VENTURES GmbH & CO. KG

By:	/s/ JOHN J. DIBELLO

Name:	John J. DiBello
Title:	Managing Limited Partner

By:	/s/ MARK CIPRIANO

Name:	Mark G. Cipriano
Title:	Managing Limited Partner

TISSUEINFORMATICS.INC

By:	/s/ PETER JOHNSON

Name:	Peter Johnson
Title:	Chairman and Chief Executive Officer

SCHEDULE 1

KEY EMPLOYEES

Peter Johnson

Keith Boyce

Mark Braughler

Michael Faulkner

Max Fedor

Todd Joron

Drew Lesniak

Bill Magiske

Weston Markham

Yves Robinet

Ron Stone

Mark Swaney

Tim Warner

EXHIBIT D

MILESTONE EVENTS

The actual share numbers and conversion ratios used herein are subject to proportional downward adjustment if the Aggregate Merger Consideration is adjusted downward pursuant to the adjustments set forth in the definition of Aggregate Merger Consideration set forth above.

Description of Milestone	Series B Preferred	Series A Preferred	Common Stock	Options and Warrants	Total
MILESTONE ONE: Written acceptance by L’Oreal of the Licensed Software, as defined by the contract between L’Oreal and the Company dated September 1, 2003 (Effective Date):
	Shares and Conversion Ratio

• On or before September 30, 2004	562,500 0.0400085	112,500 0.0113790	61,819 0.0185186	49,471 0.0185186	786,290

• Between October 1, 2004 and October 31, 2004	375,000 0.0266724	75,000 0.0075860	41,213 0.0123457	32,981 0.0123457	524,194

• Between November 1, 2004 and November 30, 2004	187,500 0.0133362	37,500 0.0037930	20,606 0.0061729	16,490 0.0061729	262,097
MILESTONE TWO: Aggregate value of contracted revenue[1] for Hepat(FX), Derm(FX) and SlideScreen™ through December 31, 2004 (exclusive of the First Milestone) in the amount of:

	Shares and Conversion Ratio

• $6 million or more	750,000 0.0533447	150,000 0.0151720	82,426 0.0246914	65,962 0.0246914	1,048,387

• $4 – 6 million	562,500 0.0400085	112,500 0.0113790	61,819 0.0185186	49,471 0.0185186	786,290

• $3 – 4 million	300,000 0.0213379	60,000 0.0060688	32,970 0.0098766	26,385 0.0098766	419,355

• $2 – 3 million; or	150,000 0.0106689	30,000 0.0030344	16,485 0.0049383	13,192 0.0049383	209,677

• Bonus Consideration - if $6 million is achieved by September 30, 2004 (See Note on pg. D-2)	1,125,000 0.0800171	225,000 0.0227580	123,638 0.0370372	98,942 0.0370372	1,572,581

[1]	Aggregated over time irrespective of the period during which such revenue may be recognized under GAAP, including initial license fees, initial training, implementation and support fees, and committed multi-year license renewals exclusive of maintenance fees.

D-1

Description of Milestone	Series B Preferred	Series A Preferred	Common Stock	Options and Warrants	Total
MILESTONE THREE: Aggregate value through December, 31, 2004 of committed Biodollars – defined as technology access fees, upfront license fees, research and development support dollars specified in a mutually accepted research plan and milestones for deliverables based on that research plan and exclusive of milestones based on independent decisions by commercial partners and royalties - for all discovery collaborations involving:

a. License(s) to intellectual property developed in the current DiAthegen/Company Joint Venture, in the gross amount of;
	Shares and Conversion Ratios

• $5 million	750,000 0.0533447	150,000 0.0151720	82,426 0.0246914	65,962 0.0246914	1,048,387

• $3 million	375,000 0.0266724	75,000 0.0075860	41,213 0.0123457	32,981 0.0123457	524,194

• $1 million; or	150,000 0.0106689	30,000 0.0030344	16,485 0.0049383	13,192 0.0049383	209,677

• Bonus Consideration - achievement of $5 million by September 30, 2004 (see Note below)	1,500,000 0.1066894	300,000 0.0303439	164,851 0.0493829	131,923 0.0493829	2,096,774

• Bonus Consideration - achievement of $3 million by September 30, 2004 (see Note below)	750,000 0.0533447	150,000 0.0151720	82,426 0.0246914	65,962 0.0246914	1,048,387

b. License(s) to intellectual property developed solely and exclusively through the combination of Parent/Company technologies, independently of the current DiAthegen/Company Joint Venture, in the gross amount of:

	Shares and Conversion Ratios

• $5 million	750,000 0.0533447	150,000 0.0151720	82,426 0.0246914	65,962 0.0246914	1,048,387

• $3 million; or	375,000 0.0266724	75,000 0.0075860	41,213 0.0123457	32,981 0.0123457	524,194

• Bonus Consideration - achievement of $5 million by September 30, 2004 (see Note below); or	1,500,000 0.1066894	300,000 0.0303439	164,851 0.0493829	131,923 0.0493829	2,096,774

• Bonus Consideration - achievement of $3 million by September 30, 2004 (see Note below)	750,000 0.0533447	150,000 0.0151720	82,426 0.0246914	65,962 0.0246914	1,048,387

Note: Maximum Consideration under Milestone 2 and Milestone 3 combined:	1,500,000 0.1066894	300,000 0.0303439	164,851 0.0493829	131,923 0.0493829	2,096,774

D-2